SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2014, released on April 9, 2015

1.2	Circular regarding proposed amendments to Articles of Association and notice of annual general meeting, dated April 9, 2015

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 13, 2015	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

China Telecom
China Telecom Corporation Limited
HKEx Stock Code: 728
NYSE Stock Code: CHA
Annual Report 2014
STAY Hungry
STAYRICH

Hungry for
REFORM & INNOVATION
FinanceAsia
ASIA’S
BEST
COMPANIES
2014
China Telecom
EUROMONEY
ASIA BEST MANAGED COMPANIES
2014
China Telecom
Best Managed Company in Asia, Overall
Institutional
Investor
The
2014
All-Asia
Executive
Team
THE MOST HONORED COMPANY IN ASIA
CHINA TELECOM

Hungry for
GROWTH & RETURN
World’s Largest
CDMA Mobile Operator
>180 million
MOBILE SUBSCRIBERS
World’s Largest
Wireline Broadband Operator
>100 million
WIRELINE BROADBAND SUBSCRIBERS
World’s Largest
Fixed-line Operator
>140 million
ACCESS LINES IN SERVICE

Hungry for
DELIGHTING
CUSTOMERS

STAY
RICH

6	7

RICH
Services Offering to OUR
CUSTOMERS
RICH Career to OUR TALENTS
RICH
Return to OUR
SHAREHOLDERS
RICH
Advancement to
OUR SOCIETY

ABOUT

CHINA TELECOM

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications, CDMA mobile network and broadband Internet services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As at the end of 2014, the Company has wireline access lines in service of about 144 million, wireline broadband subscribers of about 107 million and mobile subscribers of about 186 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

CONTENTS

9	Contents

10	Corporate Culture

11	Corporate Information

12	Financial Highlights

14	2014 Milestones

15	Chairman’s Statement

26	Directors, Supervisors and Senior Management

Management’s Discussion and Analysis
36	Business Review
46	Financial Review

55	Report of the Directors

73	Report of the Supervisory Committee

76	Recognition & Awards

78	Corporate Governance Report

100	Human Resources Development Report

110	Corporate Social Responsibility Report

119	Independent Auditor’s Report

120	Consolidated Statement of Financial Position

122	Statement of Financial Position

124	Consolidated Statement of Comprehensive Income

125	Consolidated Statement of Changes in Equity

126	Consolidated Statement of Cash Flows

128	Notes to the Financial Statements

194	Financial Summary

196	Shareholder Information

Forward-Looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CORPORATE CULTURE

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a world-class integrated information service provider

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full

Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

CORPORATE INFORMATION

Board of Directors

Executive Directors

Wang Xiaochu (Chairman)

Yang Jie

Zhang Jiping

Yang Xiaowei

Sun Kangmin

Ke Ruiwen

Non-Executive Director

Zhu Wei

Independent Non-Executive Directors

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Wang Hsuehming

Company Secretary & Qualified Accountant

Yung Shun Loy, Jacky

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Xu Erming

Wang Hsuehming

Remuneration Committee

Xu Erming (Chairman)

Tse Hau Yin, Aloysius

Wang Hsuehming

Nomination Committee

Cha May Lung, Laura (Chairlady)

Tse Hau Yin, Aloysius

Xu Erming

Supervisory Committee

Tang Qi (Employee Representative)

Zhang Jianbin (Employee Representative)

Hu Jing

Legal Representative

Wang Xiaochu

International Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

FINANCIAL HIGHLIGHTS

	2012	2013	2014
Operating revenues (RMB millions)	283,176	321,584	324,394
EBITDA[1] (RMB millions)	70,874	96,551	94,853
EBITDA margin[2]	28.0%	34.6%	33.0%
Net profit[3] (RMB millions)	14,949	17,545	17,680
Capital expenditure (RMB millions)	53,748	79,992	76,889
Total debt/Equity[4]	37.6%	39.7%	36.8%
Earnings per share (RMB)	0.1847	0.2168	0.2185
Dividend per share (HK$)	0.085	0.095	0.095
Net asset value per share[4] (RMB)	3.276	3.432	3.573

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Equity and net asset value represented equity attributable to equity holders of the Company.

FINANCIAL HIGHLIGHTS

Operating Revenues	EBITDA[1]	EBITDA Margin[2]
(RMB millions)	(RMB millions)	(%)

Net Profit[3]	Dividend Per Share	NAV Per Share[4]
(RMB millions)	(HK$)	(RMB)

2014 MILESTONES

January

•	China Telecom commenced mobile telecommunications services in Antarctica, becoming the first operator in the country providing mobile telecommunications services in Antarctica

June

•	With the implementation of the pilot programme of replacing business tax with VAT in the telecommunications industry, China Telecom tackled in full strengths to ensure a smooth transition of the tax reform

July

•	China Telecom commenced the efficiently-centralised operation of 4G business in hybrid network trial cities and launched brand new package plans. The number of trial cities for the hybrid network reached 56 by the end of the year

•	China Telecom launched the brand new “Smart Families” product “Joy me”, providing family informatisation services comprising terminals, network and applications all together

•	Establishing the Tower Company with China Mobile and China Unicom to promote the joint construction and sharing of telecommunications infrastructure facilities

August

•	As the exclusive telecommunications partner of the Nanjing Youth Olympics, China Telecom leveraged the 4G hybrid network edges of in-depth coverage and synergistic development, providing all-round telecommunications assurance services

•	China Telecom fully devoted to restore telecommunications services and accomplished the rescue mission successfully in the areas affected by the 6.5 magnitude earthquake in Ludian, Yunnan

December

•	China Telecom ranked first in the industry in terms of growth rate of service revenues

•	China Telecom proactively launched the resale of mobile services (MVNO) and partnered with 26 resellers in the year, effectively promoting business innovation and strengthening market expansion capabilities

CHAIRMAN’S

                           STATEMENT

CHAIRMAN’S STATEMENT

16	17

“We always believe everyone has a dream of having their own stage to perform on and shine. In the past two years, we vigorously sub-divided our performance evaluation units of operation, coupled with ancillary individual performance contracts and service support system. I am so pleased to see the standing out of tens of thousands of “unit CEOs”. Their passion and full dedication on chasing their dreams have fuelled China Telecom of 100 years’ legacy with vibrancy and vigor. I strongly believe that our “unit CEOs” will build a more promising future for our Company as they strive to realize their potential and personal value!”

CHAIRMAN’S STATEMENT

In 2014, in the face of a number of prominent changes in the external environment, the Company rose to the challenges. While persisting in our established strategic direction, we proactively and flexibly adjusted our operation plans. We accelerated the transformation of our development model, achieving a stable growth in our operating results. By seizing the 4G development opportunities, the Company advanced the sound development of its 4G service in 56 trial cities with the strength of its hybrid network. The Company pragmatically promoted its comprehensive deepening reform to further liberate its productivity and continually generate development vitality. The Company proactively promoted an Internet-oriented transformation and accelerated the upgrade of its fundamental services and the “market-driven” development of its emerging businesses. The Company persisted in reform and innovation and strengthened open cooperation, enhancing its quality and efficiency. Moreover, we participated in the investment and establishment of the Tower Company and recently we were granted the 4G (LTE FDD) licence, which brought us brand new opportunities for our development.

Operating Results

In 2014, the Company accelerated its reform and transformation. Despite the impact of the value-added tax (VAT) reform and the geographical limitations on the trial of its 4G hybrid network, the Company still managed to achieve a stable growth in its revenue and profit. Operating revenues amounted to RMB324.4 billion, representing an increase of 0.9% over last year. Service revenues1 amounted to RMB287.4 billion, representing an increase of 3% over last year, ranking first in the industry for the first time in respect of the growth rate of the revenues since the restructuring of the telecommunications industry in 2008. Emerging businesses accounted for 29% of service revenues, representing an increase of 5 percentage points over last year. Our business structure continued to be fast optimised. EBITDA2 was RMB94.9 billion, while EBITDA margin3 was 33%. Profit attributable to the equity holders of the Company was RMB17.7 billion, representing an increase of 0.8% over last year. Basic earnings per share were RMB0.22. Capital expenditure was RMB76.9 billion while free cash flow4 was RMB12.5 billion.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

CHAIRMAN’S STATEMENT

The pilot programme of VAT reform commenced in the telecommunications industry in June 2014. Although it has an adverse impact on the Company in the short term, we expect that it will be beneficial for the sustainable development of the Company in the long term. The Company strived to optimise its development and sales models, implemented enhanced management over cost, procurement and vendors’ tax qualifications. The relevant adverse impact has been moderated. In the future, with the continual expansion of the VAT reform to other industries, it is expected that the Company will be entitled to more input VAT credits. Together with the continuously optimising revenue structure of the Company, it will be beneficial for the enhancement of its profitability in the long term.

Taking into account the return to shareholders, the Company’s profitability, free cash flow and capital requirements for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ general meeting that a dividend equivalent to HK$0.095 per share be declared for the year 2014, maintaining the same level of dividends as last year. Going forward, the Company will strive to enhance its profit while paving the way for an increase in future dividends.

Rising to the challenges and persisting in innovation to achieve stable growth

Accelerating transformation and upgrade of fundamental services

In 2014, the Company efficiently leveraged the synergy of the networks and target markets between 4G and 3G, with the splendid launch of 4G driving the sustainable development of its mobile services. With a focus on cities with high data traffic, the Company accelerated the establishment of 4G network and continued to strengthen the advantage of its network quality. The Company actively nurtured the 4G terminal value chain and introduced fashionable brands, resulting in a continual increase in the varieties of terminals. With the introduction of innovative products such as customised service plans and dual-number sim cards, and the enhanced package design of low-entry barrier, heavy data, sharable and do-it-yourself plans, customer experience was continuously enhanced. Our efficiently-centralised 4G operations further accelerated the pace of market responses and became an important milestone in the transformation of the operating model of mobile services. Mobile service revenues reached RMB120.3 billion for the year, representing an increase of 6% over last year, ranking first in the industry. Amid intensified market competition driven by the launch of 4G services and strengthened marketing promotions by the peers, the Company

CHAIRMAN’S STATEMENT

recorded a stable subscriber base of 186 million, with a net addition of 40,000 subscribers. Among these subscribers, the net increase of 3G/4G subscribers was approximately 15.52 million, achieving a subscriber base of 119 million and representing 64% of its total mobile subscribers. The subscriber structure was further optimised.

In 2014, along with the increasingly intensified competition in the wireline broadband market, the Company accelerated its innovation and transformed its business development model to continuously explore new business growth drivers. By continually leveraging the strength of its fibre network, the Company promoted comprehensive bandwidth upgrades for subscribers, with 50Mbps and 100Mbps bandwidth as its mainstream products and will also accelerate the promotion of end-to-end bandwidth speed upgrade, creating a comparative advantage throughout the entire network. The Company leveraged the integrated product, “Joy me”, to create “Smart Family” portals, embodying smart terminals and applications to achieve an evolutionary upgrade from a single-function service to an all-in-one integrated product. The Company also launched standardised fast selling products such as “Speedy Connect” cards and prepaid cards to achieve the open channel sales of broadband services. Wireline broadband revenues amounted to RMB73.5 billion for the year, representing an increase of 4% over last year. The number of wireline broadband subscribers reached 107 million, representing a net increase of 6.85 million. Among these subscribers, Fibre-to-the-Home (FTTH) subscribers reached 42.61 million, accounting for approximately 40% of the total wireline broadband subscribers, representing an increase of 13 percentage points over last year.

Achieving significant breakthroughs in emerging businesses

The innovative business model of data traffic operations continued to enhance the value of data traffic. The Company continually expanded its scale of data traffic by optimising the sales and marketing model with an emphasis on management of data traffic value and the sharing of resources with mainstream Internet companies. Leveraging its integrated platform, the Company launched innovative data traffic backward monetisation products such as “Data Traffic 800” and “Liuliangbao”, which established a data traffic resource exchange platform to further enrich the product mode and transaction method of data traffic products.

To satisfy the personalised demands of users, the Company launched 4G dedicated-data traffic products focusing on videos, music and games, by deepening the optimisation of its intelligent pipelines and enhancing the core capabilities of its data traffic operations such as specific data identification. Mobile handset Internet access revenues amounted to RMB34.1 billion for the year, representing an increase of nearly 50% over last year. Aggregate 3G/4G handset Internet data traffic increased by 56% over last year, and the monthly average data traffic per 3G/4G handset subscriber reached 227MB, representing an increase of 19% over last year. The 3G/4G handset internet access ARPU accounted for 40% of the 3G/4G handset ARPU.

CHAIRMAN’S STATEMENT

The Company continually enhanced the Internet application development model which comprised of portals, content and capabilities. Fully leveraging the data-attracting feature of portal-type applications to accelerate scale expansion, YiChat has become an important portal of mobile Internet services for the Company, creating a new independently operating model for the Company’s Internet businesses. The rapidly growing “Best Pay” business became the most extensively covered daily-life payment platform in the country. The Company also leveraged products such as “Tianyibao” and “e-Surfing Credit” to promote the exploration of the Internet finance market and continually expanded its business scope. In 2014, the number of “Best Pay” users exceeded 100 million, ranking in the top five in the industry with a gross merchandise value exceeding RMB350 billion for the year, representing an increase of 1.6 times over last year. Relying on the integrated platform for the convergence of various quality application developers and Internet companies, the Company served as a linking bridge among developers, enterprises and subscribers by providing a vertically integrated service of network, capabilities and applications to build a new ecosystem for the mobile Internet business.

The Company focused on informatisation applications to further enhance its competitive strength in the Information and Communications Technology (ICT) services. Led by the “Smart Cities” project, the Company fully leveraged the advantage of its longstanding cooperation with the government and enterprises and continued to strengthen the informatisation development in areas such as urban safety, transportation and government administrative services. The Company also accelerated the promotion of scale replication of benchmarking industry applications, and achieved significant breakthroughs in targeted markets such as campuses, business customers and the rural market. The Company promoted the efficiently-centralised management and operation of the Internet Data Centre (IDC) business and the cloud computing services to reduce costs and enhance efficiency. The Company also accelerated the data aggregation and resource integration of Big Data across the whole network. It also rapidly promoted the transformation of its own data capabilities into products and established the China Big Data Union together with 44 enterprises. In 2014, the Company’s revenues from ICT services amounted to RMB23.9 billion, representing an increase of 18% over last year.

CHAIRMAN’S STATEMENT

Fully deepening strategic transformation to develop differentiated edges

Solid progress in comprehensive deepening reform

In the area of fundamental services, the Company fully promoted the sub-division of performance evaluation units and commenced authorities delegation operations with performance contracts. Through delegating operation authorities and delineating clearly on responsibilities, authorities and interests, the Company continually enhanced the autonomy of frontline staff in operations to stimulate their vitality. By trial-running the “top down” service support system and implementing the cross-profession collaborative operations, the Company enhanced the speed of market responses and improved the efficiency of resource allocation, creating a flatter and highly efficient operating system. In the area of emerging services, the Company respected the mobile Internet development pattern and established segregated zones for innovations. In accordance with the principle of relatively segregating from fundamental services, the Company continued to improve its market-driven talent management mechanism, Internet-oriented resource allocation and financial management mechanism. To facilitate the rapid growth of emerging businesses, the Company strengthened its efficiently-centralised operations and established as well as enhanced its internal competition mechanism.

Fully commencing the Internet-oriented transformation

Leveraging its existing advantages, the Company further enhanced its market competitiveness through Internet-oriented operations. The Company coordinated its leading resources in an extensive efficiently-centralised manner and promptly launched differentiated products such as “cloud dam” (Distributed Denial of Service (DDoS) protection product) and security handsets. Fully leveraging Yichat, Wechat and other new mobile social media, the Company adopted new marketing initiatives such as event marketing and experience marketing to accelerate the transformation towards Internet-oriented marketing. By strengthening the efficiently-centralised e-channels and vigorously promoting the cooperation between online stores and social e-commerce merchants, the Company achieved a unified national operation of online stores in 2014, with online sales in 4G services amounting to 11%. With a view to promoting the Internet-oriented transformation of customer services, the Company made extensive use of new media for customer services such as Weibo and Wechat to promote online services, resulting in cost reduction and efficiency enhancement.

CHAIRMAN’S STATEMENT

Open cooperation to strengthen competitive advantages of the ecosystem

Persisting in strengthening open cooperation, the Company created competitive advantages of the ecosystem. Through extensive collaboration with upstream and downstream partners along the value chain, including chipsets, terminals and Internet applications, the Company aggregated the strength of each party in all aspects to enhance its competitiveness. By vigorously promoting cooperation with open channels to accelerate the penetration of channels, the Company continually enhanced its market presence in rural areas and campuses and increased its market share of terminal sales through open channels. To foster the development of its wireline broadband services, the Company tried to introduce private capital and a more flexible mechanism in the construction of its local access network. The Company proactively launched the resale of mobile services (MVNO) and partnered with 26 resellers throughout the year. By taking the advantage of the resellers’ competitive edges in areas such as business, services, channels and innovation, the Company further enhanced its network resource utilisation rate and investment return. Through the investment in establishing the Tower Company, the Company promoted the joint construction and sharing of telecommunications infrastructure facilities, with a view to further increasing its operating efficiency and corporate value.

Quality and efficiency enhancement to strengthen highly efficient operations

The Company continued to deepen its precision management, strengthen the overall coordination and optimal allocation of existing resources to further enhance the Company’s operating efficiency and return. By optimising its sales and marketing model and enhancing its efficient use of marketing resources, in 2014, the Company reduced its sales and marketing expenses by more than RMB7 billion when compared to the previous year. By fully implementing the O2O collaborative operations, the Company conducted efficiently-centralised promotions of its online platform to strengthen the aggregation of customer flow, while, on the other hand, consolidating physical stores to enhance overall effectiveness. The Company continued to optimise its network deployment and resource allocation, and carried out cross-regional resource re-allocation to activate existing network assets, and thereby further promoting investment return and network resource utilisation. The Company also accelerated its reform in IT support, continued optimising the procurement process, and set up a VAT system to achieve a smooth transition upon the implementation of the VAT reform.

CHAIRMAN’S STATEMENT

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition in 2014, including being voted the “No. 1 Most Honoured Company in Asia” by Institutional Investor for two consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia for four consecutive years and also “Overall Best Managed Company in Asia” by Euromoney for five years in a row.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility, while maintaining a fair and orderly environment for market competition and facilitating the healthy development of the entire value chain. We actively promoted green operations, further strengthened energy conservation and emission reduction, and improved utilisation efficiency of resources. We received high recognition and appreciation from the society by accomplishing telecommunications assurance services for significant events such as the APEC Summit and Youth Olympics, and contributing in the rescue and relief mission in earthquakes and other natural disasters.

Outlook

At present, China’s economy has entered into the “new normal” of medium-high-level growth, and innovation will be the key driver for future development. The booming development of the “Consumption Internet” market along with the emerging “Industrial Internet” market in China will provide us with vast market potential. The issuance of the 4G licence will bring new opportunities for the industry development, and our corporate transformation development will generate new opportunities. At the same time, the domestic telecommunications industry is increasingly saturated, and market competition will gradually lead to an era of competition for existing customers. Under the new industry ecology, cross-industry competition and cooperation become a main trend, which brings severe challenges to the current operating model. Although the VAT reform is expected to be beneficial for the Company’s development in the long term, it will still impose a significant impact on its profitability in the short term. Tackling various challenges will also become a new norm for the Company for some time in the future.

CHAIRMAN’S STATEMENT

Looking ahead, we have full confidence. We will seize the crucial opportunities from the issuance of 4G licence and the sharing of tower resources. We will increase our investment and promote the rapid development of our mobile services in full strengths, especially the profitable scale development of our 4G services. We will proactively promote our comprehensive deepening reform, accelerate the transformation of our operation and management models to further stimulate the corporate vitality. We will speed up our Internet-oriented transformation and fully leverage our existing strengths in telecommunications. We will engage in open cooperation and strengthen our competitive advantages of the ecosystem to enhance our differentiated operational capabilities. We will rapidly establish a new China Telecom so as to create values for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Madam Wu Andi, Mr. Shao Chunbao and Mr. Du Zuguo for their valuable contribution during their tenure of offices as executive director, Chairman of the Supervisory Committee and supervisor of the Company, respectively.

Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China

18 March 2015

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Wang Xiaochu

Age 56, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has extensive experience in management and telecommunications industry.

Mr. Yang Jie
Age 52, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Zhang Jiping

Age 59, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Mr. Zhang served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation and the Chairman of Supervisory Committee of China Tower Corporation Limited. Mr. Zhang has extensive experience in management and telecommunications industry.

Mr. Yang Xiaowei

Age 51, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Sun Kangmin
Age 57, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited and a Director of China Tower Corporation Limited. Mr. Sun has extensive experience in management and telecommunications industry.

Mr. Ke Ruiwen
Age 51, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has extensive experience in management and telecommunications industry.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Zhu Wei

Age 46, is a Non-executive Director of the Company. Mr. Zhu received his post-graduate diploma in political economy from Jinan University. Mr. Zhu is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Zhu previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

Mr. Tse Hau Yin, Aloysius

Age 67, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited, which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE Main Board”). Mr. Tse is also an independent non-executive director of OCBC Wing Hang Bank Limited (formerly known as “Wing Hang Bank Limited”), which was listed on the HKSE Main Board until October 2014. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Madam Cha May Lung, Laura

Age 65, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council of Hong Kong. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-executive Director. She is a Non-Executive Director of Unilever, PLC and Unilever, N.V, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), and a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 65, is an Independent Non-executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Madam Wang Hsuehming

Age 65, is an Independent Non-executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She is currently a Senior Advisor and former Chairman of BlackRock China. She was also formerly Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

Mr. Gao Tongqing

Age 51, is an Executive Vice President of the Company. Mr. Gao graduated from the Changchun Institute of Posts and Telecommunications with a major in telecommunications engineering and received a doctorate degree in business administration from the Hong Kong Polytechnic University. Mr. Gao served as Deputy Director General of Xinjiang Uygur Autonomous Region Posts and Telecommunications Administration, Deputy General Manager and General Manager of Xinjiang Uygur Autonomous Region Telecom Company, General Manager of China Telecom Jiangsu branch. He is also a Vice President of China Telecommunications Corporation. Mr. Gao has extensive experience in management and telecommunications industry.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Chen Zhongyue
Age 43, is an Executive Vice President of the Company. Mr. Chen received a bachelor degree in English studies from Shanghai International Studies University and a master degree in international trade economy from Zhejiang University. Mr. Chen served as Deputy General Manager of China Telecom Zhejiang branch, Managing Director of the Public Customers Department of the Company and China Telecommunications Corporation, General Manager of China Telecom Shanxi branch. He is also a Vice President of China Telecommunications Corporation. Mr. Chen has extensive experience in management and the telecommunications industry.

Mr. Yung Shun Loy, Jacky

Age 52, is the Deputy Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has extensive experience in auditing, company secretary and senior financial management of listed companies.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Supervisors

Mr. Tang Qi

Age 56, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Tang is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Mr. Zhang Jianbin

Age 49, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department) and the Deputy General Counsel of China Telecommunications Corporation. Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLM degree. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with extensive experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

DIRECTORS, SUPERVISORS

AND SENIOR MANAGEMENT

Mr. Hu Jing

Age 39, is a Supervisor of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with extensive experience in finance and auditing.

MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The following table sets out the key operating data for 2012, 2013 and 2014:

	Unit	2012	2013	2014	Rate of change over 2013
Mobile subscribers	Million	160.62	185.58	185.62	0.0%
Of which: 3G/4G subscribers	Million	69.05	103.11	118.63	15.1%
Wireline broadband subscribers	Million	90.12	100.10	106.95	6.8%
Access lines in service	Million	163.00	155.80	143.56	–7.9%
Mobile voice usage	Million minutes	509,229	603,616	655,939	8.7%
Mobile SMS usage	Million messages	55,789	64,235	64,583	0.5%
Handset data traffic	KTB	72.3	175.1	273.2	56.0%
Wireline local voice usage	Million pulses	172,175	148,690	130,439	–12.3%
BestPay gross merchandise value	RMB Billion	40.8	133.1	352.0	164.5%

BUSINESS REVIEW

In 2014, in the face of various changes in policies and the environment both within and out of the industry such as the licensing of 4G services and Value-Added Tax Reform (VAT Reform), the Company proactively adapted to and took initiatives to manage the challenges, continued to promote the transformation of sales and marketing models and developed extensive cooperation in various fields. The Company achieved steady growth in subscribers’ scale and industry-leading growth in service revenues with a continual increase in the proportion of revenues attributable to its emerging businesses and a further enhanced competitive position in the market.

Key operating performance

(1)	Industry-leading growth in revenue with a continually optimising structure

In 2014, the Company’s operating revenues increased by 0.9% to RMB324,394 million. Service revenues increased by 3.1% to RMB287,379 million. The Company’s revenue structure was further optimised, with mobile revenues accounting for 46.7% of operating revenues, and revenues of emerging businesses accounting for 29.1% of service revenues, up 4.8 percentage points.

(2)	Steadily growing mobile services with remarkable results in data traffic operations

In 2014, the Company strengthened its content application-driven strategies, promoted the transformation of sales and marketing models, persisted in the terminal-led approach and deepened cooperation with open channels, achieving a collaborative development of 3G and 4G services and managing to maintain a stable scale of mobile subscribers with an optimised subscriber structure and steady growth in the revenues of mobile services. The number of mobile subscribers reached 185.62 million, with a net addition of around 40,000 subscribers, and mobile service revenues increased by 5.7% over last year to RMB120,268 million.

The Company continued to improve the data traffic product offerings, and launched 4G packages focusing on data traffic and multi- terminal data sharing. We upgraded “DIY” data packages to fully customised packages and regulated the data traffic promotion strategies, maintaining a steady value of data traffic. The Company actively strengthened the development of data backward monetisation and launched data backward monetising products such as “Liuliangbao” and Data Traffic 800, expanded high-valued data traffic customers in scale and at the same time cooperated with Internet companies to promote heavy data usage applications, such as video streaming. In 2014, total handset data traffic reached 273KTB, with an increase of 56% compared to last year, and the monthly average mobile data traffic per handset subscriber reached 227MB.

BUSINESS REVIEW

(3)	Wireline broadband services continued to develop steadily, maintaining a leading position in the market

In 2014, the Company continued to promote the implementation of wireline and mobile integration, enhancing customer value while stabilising the wireline revenue base. Wireline revenues increased by 1.4% to RMB172,783 million, maintaining positive growth in revenues.

In response to regulatory policy changes and in order to reinforce its competitive edges in the wireline broadband market, the Company continued to rapidly promote fibre network construction and bandwidth upgrade, and further optimised the subscriber structure, thereby achieving steady growth in subscriber scale and revenues. In 2014, wireline broadband revenues grew by 3.8% to RMB73,485 million. Total number of wireline broadband subscribers reached 106.95 million with a net addition of 6.85 million subscribers.

In 2014, revenues from wireline value-added services (VAS) and integrated information services were RMB38,047 million, representing an increase of 11.0% over the last year, with iTV, IT Services and Applications and IDC business being the three key drivers for promoting the growth in the revenues of VAS and integrated information services. The Company reinforced its efforts in promoting the integration of iTV and high-speed broadband services and enhancing customers’ usage experience. With the support from industry application bases, the Company focused on key industry applications to accelerate the development of its ICT business. The Company also enhanced the deployment of its cloud data centres, improving the cloud products platforms and service capabilities.

In 2014, the Company’s operating revenues attributable to the wireline voice services further declined, which effectively alleviated the Company’s operational risks. Revenues from wireline voice services were RMB33,587 million, or 10.4% of the operating revenues, down 1.6 percentage points compared to last year. The upgrade of the Personal Access System (PAS) subscribers was basically completed.

Business operating strategies

In 2014, the Company closely grasped the work principles of “reform and innovation, open cooperation, and quality and efficiency enhancement”, proactively adapting to various changes in policies and the external environment. The Company continuously enhanced its capabilities in areas such as operation, sales and services by transforming its development models and optimising customer acquisition methods. Seven key operational measures were implemented:

BUSINESS REVIEW

First, efficiently centralising operations in 4G business and strengthening the collaborative development of 3G and 4G

In 2014, the Company was permitted to commence the LTE hybrid network trial, with a launch of 4G handset services in 56 cities. The Company conducted efficiently-centralised operations of the 4G business and carried out standardised brand and sales promotion campaigns across the entire network by making available one-stop services, standardised tariff and efficiently centralised sales service. We also strengthened the collaboration of 3G and 4G businesses and unified the policies for 3G and 4G services in respect of areas such as package design, resources allocation, sales models and marketing plans. The number of 3G/4G subscribers reached 118.63 million, or about 64% of mobile subscribers. Handset Internet access ARPU and average data traffic per subscriber also increased significantly.

BUSINESS REVIEW

Second, creating differentiated broadband products for enhanced core competitive advantage in broadband services

In 2014, the Company continued the promotion of the fibre upgrade for its broadband networks, continually transformed network capabilities into market capabilities through an exploration of capabilities, driving customers to adopt high bandwidth services. With deepened integrated development, the Company launched products such as “Speedy Connect” Card and “Speed Upgrade” Card and expanded open sales channels and implemented collaborative sales operations for online and offline channels. The Company also created a smart family business portal by introducing the “Joy me” product, thereby enriching high bandwidth applications. FTTH subscribers reached 42.61 million and subscribers of services with 8Mbps access bandwidth or above accounted for a proportion of 45.7%, increased by 18.8 percentage points over 2013.

Third, persisting in a terminal-led approach, maintaining a prosperous industry value chain

Through supporting the research and development of chipset manufacturers, the cost of mobile terminal chipsets was lowered. 305 new mobile terminal models were launched within the year, of which more than 100 were 4G terminals while smart devices accounted for over 80% of the terminal sales. The Company provided

BUSINESS REVIEW

terminal direct subsidy to terminals below RMB700, encouraging the industry value chain to drive the sales of mid-to-low end smart devices. We were the first in the industry to launch the “multi-mode” smartphones, and made every effort to gain a share of the handset replacement market of existing customers. The Company also actively attracted the market of popular terminals, such as OPPO, VIVO and Meizu for open channels and Xiaomi, Honor and Dazen for Internet channels. All such popular brands launched customised handsets for China Telecom.

Fourth, acceleration of the Internet-oriented transformation of channels and implementation of the O2O cooperative model

The Company accelerated the promotion of the efficient expansion of channels and their professional operations, as well as carried out O2O operations that strengthened traffic flow via online channels and strengthened user experience via offline channels. For physical channels, we focused on increasing the coverage of open channels in urban core business districts, implementing tiered management in store and distributor levels in specialty channels and at the same time establishing sales outlets for “multi-mode” handsets in rural areas. For direct sales channels, the Company established exclusive service centres focusing on enterprise customers in key industries; it also adopted a collaborative marketing approach integrating “channel manager + distributor + physical store” which focuses on small and medium-sized customers. We accomplished efficiently-centralised operations for electronic channels in the entire network, developed personalised products and innovated the development model of electronic channels through extensive cooperation with e-commerce companies in the society, with a focus on young users.

Wireline Broadband Subscribers (million)	Mobile Subscribers (million)

Access Lines in Service

(million)

BUSINESS REVIEW

Fifth, enhancing application promotion to enhance customer value

In 2014, the Company continued to innovate application products and reinforced its efforts in promoting the various applications. In respect of Internet applications, the Company continued to strengthen its Internet application development system which comprises of portals, content and capabilities, leading to a significant improvement in user scale and the capability of application platforms, such as YiChat, BestPay and the integrated platforms. In respect of industry applications, the Company primarily promoted products such as Popular Shop Assistant, Out-of-Office Assistant, video streaming services, general office assistance services and e-Surfing RFID, targeting at various individual customer groups. The Company also focused on promoting products such as “e-Surfing School” and “Nongjibao” in schools and rural markets. In respect of daily life applications, the Company reinforced its efforts to promote public transportation applications, banking services applications and BestPay application based on NFC function.

Sixth, promoting sub-dividing performance evaluation units with performance contracts, unlocking internal momentum and vitality of the Company

In 2014, the Company deepened the reform in establishing market-driven resource allocation and operation mechanisms, fully promoting the “sub-dividing performance evaluation units with performance contracts” project among frontline production and operation units, and creating autonomous operation entities that are highly unified in terms of accountability, authorities and interests. Through key procedures including flattening organisation structure, authority delegation, “top-down” service system, process reengineering, efficiently-centralised support and reversed evaluation, the Company also promoted the construction of “top-down” management and support system to allow frontline employees who were closest to the customers to decide on internal resources

BUSINESS REVIEW

allocation of the Company, motivating the enthusiasm, proactiveness and creativity of the individuals with delegated authorities. In 2014, over 80% of the frontline operating units implemented “sub-dividing performance evaluation units with performance contracts”, and 70% of the individuals with delegated authorities were selected by a market-oriented approach, leading to a widely acclaimed market-oriented mechanism.

Seventh, focusing on customers’ perceptions to promote the Internet-oriented transformation of services

Focusing on its key services including 3G/4G and broadband, the Company established and implemented service standards, promoted convenient and transparent services, implemented regular customer experience programmes in multi-levels and various ways, comprehensively promoted the construction of a credit management system and carried out service promotion campaigns, sustaining a continual leading position in customer satisfaction and maintaining the No. 1 position in the industry in the customer satisfaction assessment on both wireless and wireline internet access services conducted by the Ministry of Industry and Information Technology in 2014. The Company proactively adapted to the industry development trends, and accelerated the Internet-oriented transformation of services while promoting self-service and sharing-based online services. A significant improvement in the service capabilities of the new channels was achieved, as the users of new media customer service channels (YiChat, Weibo and WeChat customer services) reached over 127 million and the average monthly service volume exceeded over 74 million times.

Network and operation support

In 2014, the Company further optimised resources allocation to secure major networks constructions for mobile, broadband and emerging businesses, etc.

First, leveraging the prime opportunities of the 4G hybrid network trial, the Company accelerated the deployment of 4G networks in 56 trial cities and promoted 4G auxiliary facilities construction in over 100 key cities across the country, assuring network support for the development of the 4G service of the Company. In respect of the existing 2G/3G network, the Company mainly focused on network optimisation and its effective collaboration with 4G service, steadily implementing precise construction and capacity expansion in key

BUSINESS REVIEW

areas, maintaining high network quality and excellent customer perception and steadily increasing network utilisation rate, efficiency and return. During the year, the mobile network utilisation rate increased by 3 percentage points.

Second, taking deepening reform and sub-division of investment units as focus, the Company continued to promote the precision and timeliness of its broadband investment and construction and focused on expediting fibre network transformation and bandwidth upgrade in urban core districts. 90% of the southern city areas were covered by networks with 20 Mbps or above. The FTTH access port utilisation rate reached 46%, up 6 percentage points.

Third, the Company accelerated the application of new technologies, effectively supporting the development of emerging businesses. Deploying efficiently-centralised cloud resource pools, the Company was able to launch new products within a short period of time. The Company also continued to promote the integration of cloud technology in its business platforms and improved the operating efficiency of its centralised operations. The 400G platform routers were brought into the carrying network to improve the capacity and carrying capability. The Company continued to promote the capacity expansion of the metropolitan area networks and the transformation of the next-generation Internet, improving the overall carrying capability of emerging businesses.

Development measures and highlights for 2015

A series of policy changes in 2014 had brought a long-term impact on the business. In 2015, apart from facing the changes in severe challenges from the changes in the traditional operating model, the Company also sees the enormous market opportunities from the flourishing development in the consumer Internet market and the emerging industrial Internet market. With differentiation as its main line, the Company further changes its subscriber acquisition model and promotes the dual enhancement in corporate scale and efficiency. In respect of mobile services, the Company will fully commence its 4G business operations, leveraging the differentiated advantages of its FDD network and continuously optimising customer experience. In addition, the Company will introduce non-cash cost marketing model, carrying out differentiated marketing and targeting refined markets by strengthening content

BUSINESS REVIEW

applications and offering differentiated products. Following the terminal-led approach, the Company implements “the Excellence 100” programme and launches special handsets such as security handsets and video handsets. In respect of its broadband business, led by the 100Mbps broadband service development, the Company continues to promote the construction of fibre networks, fully realise the end-to-end bandwidth upgrade in terms of access capability, achieving significant improvement in the average access bandwidth and creating the core competitiveness of its broadband services. To promote the integration of marketing and maintenance, the Company optimises its service process, introducing instant installation upon the completion of sales. To enrich the applications for high bandwidth adoption, the Company promotes “Joy me” and cloud products and expands and develops smart home applications such as video surveillance. In respect of its emerging businesses, first, the Company refines data traffic operations based on big data and multi-dimensional analysis of customer behavior characteristics, optimising the data traffic products and implementing targeted and precise marketing. The Company increases promotion of data backward monetisation, opening up external cooperation capabilities of “Liuliangbao” and unifying the product form of “Data Traffic 800”. Second, expanding information services and seizing opportunities from the traditional industry upgrade, and advancing the change of ICT to IIT (Information Internet-ware Technology), the Company expands the scale of informatisation products. The Company efficiently centralises the development of cloud products, strengthening research and sales of products such as cloud hosting, private cloud and object-based storage systems and speeding up the construction of the IDC unified operating system. Third, the Company diversifies the mobile Internet applications, promoting payment, YiChat, security products and others to satisfy the lifestyle and entertainment demands of customers, and promoting applications focusing on community, education, healthcare to meet the daily life needs of customers. We will also continue to optimise network resources, improve operating and maintenance efficiency, perfect service capabilities of full services and enhance customers’ satisfaction to attain continuous growth in customer value and corporate value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Summary

In 2014, in the face of a number of prominent changes in external environment, the Group firmly grasped the main theme of “reform and innovation, open cooperation, quality and efficiency enhancement”, innovated in system and mechanism, refined customer acquisition strategies, accelerated the promotion of the comprehensive deepening reform and enhanced corporate value. The Group’s operating revenues in 2014 were RMB324,394 million, an increase of 0.9% from 2013; service revenues1 were RMB287,379 million, an increase of 3.1% from 2013; operating expenses were RMB295,886 million, an increase of 0.6% from 2013; profit attributable to equity holders of the Company was RMB17,680 million, an increase of 0.8% from 2013; basic earnings per share were RMB0.22; EBITDA2 was RMB94,853 million, a decrease of 1.8% from 2013 and the EBITDA margin3 was 33.0%.

Operating Revenues

In 2014, the Group managed to maintain a stable development condition, and the operating revenues achieved steady growth despite the impact of the value-added tax (VAT) reform and the geographical limitation on the trial of the LTE hybrid network. Operating revenues in 2014 were RMB324,394 million, an increase of 0.9% from 2013. Of this, the total mobile revenues were RMB151,611 million, an increase of 0.3% from 2013. The total wireline revenues were RMB172,783 million, an increase of 1.4% from 2013.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals (2014: RMB31,343 million; 2013: RMB37,435 million), sales of wireline equipment (2014: RMB3,956 million; 2013: RMB3,564 million) and other non-service revenues (2014: RMB1,716 million; 2013: RMB1,734 million).
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.

FINANCIAL REVIEW

The following table sets forth a breakdown of the operating revenues of the Group for 2013 and 2014, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2014	2013	Rates of change
Wireline voice	33,587	38,633	(13.1%)
Mobile voice	54,673	58,217	(6.1%)
Internet	112,431	99,394	13.1%
Value-added services	38,419	36,230	6.0%
Integrated information application services	26,939	25,233	6.8%
Telecommunications network resource services and lease of network equipment	17,332	17,586	(1.4%)
Others	41,013	46,291	(11.4%)

Total operating revenues	324,394	321,584	0.9%

Wireline Voice

In 2014, revenue from wireline voice services was RMB33,587 million, a decrease of 13.1% from RMB38,633 million in 2013, accounting for 10.4% of our operating revenues. Declining revenue contribution from wireline voice services effectively mitigated operating risks.

Mobile Voice

In 2014, being affected by the launch of 4G services by the peers, the VAT reform, change in our sales model and the substitution effect of mobile Internet services, revenue from mobile voice services was RMB54,673 million, a decrease of 6.1% from RMB58,217 million in 2013, accounting for 16.9% of our operating revenues.

FINANCIAL REVIEW

Internet

In 2014, revenue from Internet access services was RMB112,431 million, an increase of 13.1% from RMB99,394 million in 2013, accounting for 34.7% of our operating revenues. On the basis of the customer access bandwidth upgrade, the Group enriched various informatisation applications, leveraged the integrated product, “Joy me”, to create “Smart Family” portals and promoted high-bandwidth applications. At the end of 2014, the number of wireline broadband subscribers of the Group reached 107 million, and the wireline broadband revenue of the Group was RMB73,485 million, an increase of 3.8% from 2013. At the same time, the Group achieved rapid growth in the volume of and revenue from mobile data traffic, effectively driven by developing differentiated edges in products, persisting in terminal-led and application-driven approaches, innovating on the business model of data traffic operations and launching various products, such as “Liuliangbao”, “Data Traffic 800” and dedicated-data traffic packages. Revenue from mobile Internet access services was RMB37,809 million, an increase of 35.2% from 2013. Of this, revenue from handset data traffic was RMB34,086 million, an increase of 48.8% from 2013.

Value-Added Services

In 2014, revenue from value-added services was RMB38,419 million, an increase of 6.0% from RMB36,230 million in 2013, accounting for 11.8% of our operating revenues. Of this, the revenue from wireline value-added services was RMB18,428 million, an increase of 11.8% from 2013, mainly driven by the rapid growth of the IDC and iTV services. Revenue from mobile value-added services was RMB19,991 million, an increase of 1.2% from 2013.

Integrated Information Application Services

In 2014, revenue from integrated information application services was RMB26,939 million, an increase of 6.8% from RMB25,233 million in 2013, accounting for 8.3% of our operating revenues. Of this, revenue from wireline integrated information application services was RMB19,619 million, an increase of 10.3% from 2013. The increase in revenue was mainly due to the fact that the Group focused on informatisation applications, enhanced open cooperation, accelerated the promotion of scale replication of benchmarking industry applications, which led to the rapid development of IT Services and Applications. Revenue from mobile integrated information application services was RMB7,320 million, a decrease of 1.6% from 2013.

FINANCIAL REVIEW

Telecommunications Network Resource Services and Lease of Network Equipment

In 2014, revenue from telecommunications network resource services and lease of network equipment was RMB17,332 million, a decrease of 1.4% from RMB17,586 million in 2013, accounting for 5.3% of our operating revenues. The decline was mainly due to the fact that revenue from telecommunications network resource services and lease of network equipment was subject to higher VAT rate. Revenue from lease of mobile network equipment was RMB463 million.

Others

In 2014, revenue from other services was RMB41,013 million, a decrease of 11.4% from RMB46,291 million in 2013, accounting for 12.6% of our operating revenues. The decline was mainly resulted from the reduction of the centralised procurement and sales of mobile terminal equipment. Revenue from sales of mobile terminal equipment was RMB31,343 million, a decrease of 16.3% from 2013.

FINANCIAL REVIEW

Operating Expenses

While continuously enhancing our coordination and management of resources, reinforcing network maintenance and optimisation and improving the capabilities of network support and service, the Group reinforced the efforts in management and control of selling expenses, enhanced the utilisation efficiency of marketing resources and promoted profitable development of the Group. In 2014, operating expenses of the Group were RMB295,886 million, an increase of 0.6% compared with 2013, and the rate of growth of operating expenses was lower than the revenue growth rate. Operating expenses accounted for 91.2% of our operating revenues, a decrease of 0.3 percentage points from 2013.

The following table sets forth a breakdown of the operating expenses of the Group in 2013 and 2014 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2014	2013	Rates of change
Depreciation and amortisation	66,345	69,083	(4.0%)
Network operations and support expenses	68,651	53,102	29.3%
Selling, general and administrative expenses	62,719	70,448	(11.0%)
Personnel expenses	50,653	46,723	8.4%
Other operating expenses	47,518	54,760	(13.2%)

Total operating expenses	295,886	294,116	0.6%

Depreciation and Amortisation

In 2014, depreciation and amortisation was RMB66,345 million, a decrease of 4.0% from RMB69,083 million in 2013, accounting for 20.5% of our operating revenues. The decrease in depreciation and amortisation was mainly due to the saving in the amortisation of customer relationships in this year.

Network Operations and Support Expenses

In 2014, network operations and support expenses were RMB68,651 million, an increase of 29.3% from RMB53,102 million in 2013, accounting for 21.2% of our operating revenues. The growth was mainly due to the fact that the Company reasonably enhanced network maintenance quality to build competitive edges for concerted development of 3G and 4G, wireline and wireless broadband, and the increase in property rental and management fee. In addition, with the replacement of the PAS service by a more advanced mobile network, the Group disposed almost all of the PAS assets.

FINANCIAL REVIEW

Selling, General and Administrative Expenses

In 2014, selling, general and administrative expenses amounted to RMB62,719 million, a decrease of 11.0% from RMB70,448 million in 2013, accounting for 19.3% of our operating revenues. The decline was mainly attributable to the fact that the Group accelerated the optimisation and innovation of its sales model, strengthened the management and control on selling expenses, especially on terminal subsidies, and improved the utilisation efficiency of marketing resources. Commission and service expenses for third parties amounted to RMB28,367 million, an increase of 11.2% from 2013. Advertising and promotion expenses amounted to RMB26,122 million, a decrease of 28.4% from 2013, of which the terminal subsidies amounted to RMB15,340 million, a decrease of 32.7% from 2013. At the same time, the Group continued to strengthen the precision management of general and administrative expenses. Compared to last year, general and administrative expenses decreased by 2.5%.

Personnel Expenses

In 2014, personnel expenses were RMB50,653 million, an increase of 8.4% from RMB46,723 million in 2013, accounting for 15.6% of our operating revenues. The growth was mainly due to that the Group raised the remuneration for frontline staff. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in this annual report.

Other Operating Expenses

In 2014, other operating expenses were RMB47,518 million, a decrease of 13.2% from RMB54,760 million in 2013, accounting for 14.6% of our operating revenues. The decline was mainly attributable to the reduction of the centralised procurement and sales of mobile terminal equipment and the saving of mobile interconnection charges. The cost of mobile terminal equipment sold amounted to RMB29,982 million, a decrease of 14.9% from 2013.

Net Finance Costs

In 2014, the Group’s net finance costs were RMB5,291 million, an increase of 2.7% from RMB5,153 million in 2013. The growth was mainly due to the fact that the interest rate of the deferred consideration of Mobile Network Acquisition increased from 4.83% per annum in 2013 to 6.25% per annum in 2014 (adjusted in accordance with a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes once a year pursuant to the agreement). Net exchange gains were RMB55 million in 2014.

FINANCIAL REVIEW

Profitability Level

VAT Reform

The pilot programme of VAT reform commenced in the telecommunications industry in June 2014. Although it has an adverse impact in the short term, the Group expects that it will be beneficial for its sustainable development in the long term. The Group strived to optimise its development and sales models, implemented enhanced management over cost, procurement and vendors’ tax qualifications. The relevant adverse impact has been moderated. In the future, with the continual expansion of the VAT reform to other industries, it is expected that the Group will be entitled to more input VAT credits. Together with the continuously optimising revenue structure, it will be beneficial for the enhancement of the profitability in the long term.

Income Tax

The Group’s statutory income tax rate is 25%. In 2014, the Group’s income tax expenses were RMB5,498 million with the effective income tax rate of 23.6%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our branches with operations in the western region of China and some of our subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2014, profit attributable to equity holders of the Company was RMB17,680 million, an increase of 0.8% from RMB17,545 million in 2013.

Investment in establishing China Tower Corporation Limited

In order to promote the joint construction and sharing of telecommunications infrastructure facilities and further increase the operating efficiency and corporate value, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited in July 2014 to establish China Communications Facilities Services Corporation Limited (currently renamed as “China Tower Corporation Limited”). The registered share capital of China Tower Corporation Limited is RMB10 billion, of which RMB2,990 million was contributed by the Group, representing a shareholding percentage of 29.9%. The related subscription had been fully paid by the end of 2014.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2014, the Group reasonably controlled 4G investment pace with regard to LTE hybrid network trial approval progress and adjusted the structure of capital expenditure. On the basis of the launch of the LTE hybrid network trial, the Group proactively invested in 4G auxiliary facilities and further upgraded the access bandwidth capability of the fibre network in cities to ensure the return on investment. In 2014, capital expenditure of the Group was RMB76,889 million, a decrease of 3.9% from RMB79,992 million in 2013.

FINANCIAL REVIEW

Cash Flows

In 2014, net increase in cash and cash equivalents for the Group was RMB4,370 million, while the net decrease in cash and cash equivalents was RMB13,960 million in 2013.

The following table sets forth the cash flow position of the Group in 2013 and 2014:

	For the year ended 31 December
(RMB millions)	2014	2013
Net cash flow from operating activities	96,405	88,351
Net cash used in investing activities	(81,708)	(107,948)
Net cash (used in)/from financing activities	(10,327)	5,637

Net increase/(decrease) in cash and cash equivalents	4,370	(13,960)

In 2014, the net cash inflow from operating activities was RMB96,405 million, an increase of RMB8,054 million from RMB88,351 million in 2013. The increase was mainly due to the increase in operating revenues and the decrease in payment of expenses related to operating activities.

In 2014, the net cash outflow used in investing activities was RMB81,708 million, a decrease of RMB26,240 million from RMB107,948 million in 2013. The decrease was mainly due to the payment of part of the consideration of Mobile Network Acquisition in 2013.

In 2014, the net cash outflow used in financing activities was RMB10,327 million. In 2013, the net cash inflow from financing activities was RMB5,637 million. The reason of the fluctuation was mainly due to the fact that the Group repaid part of short-term loans.

Working Capital

The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2014, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB146,782 million, a decrease in deficit of RMB533 million from RMB147,315 million in 2013. As at 31 December 2014, the Group’s unutilised credit facilities were RMB130,488 million (2013: RMB157,694 million). Given the stable net cash inflow from operating activities and our sound credit record, the Group has sufficient working capital to satisfy the operation requirement. At the end of 2014, the Group’s cash and cash equivalents amounted to RMB20,436 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 93.1% (2013: 94.3%).

FINANCIAL REVIEW

Assets and Liabilities

In 2014, the Group continued to maintain a solid financial position. At the end of 2014, the total assets of the Group increased to RMB561,274 million from RMB543,239 million at the end of 2013, while total indebtedness decreased to RMB106,552 million from RMB110,377 million at the end of 2013. The ratio of the Group’s total indebtedness to total assets decreased to 19.0% at the end of 2014 from 20.3% at the end of 2013.

Indebtedness

The indebtedness analysis of the Group as of the end of 2013 and 2014 is as follows:

	For the year ended 31 December
(RMB millions)	2014	2013
Short-term debt	43,976	27,687
Long-term debt maturing within one year	82	20,072
Long-term debt and deferred consideration due to China Telecommunications Corporation	62,494	62,617
Finance lease obligations (including current portion)	—	1

Total debt	106,552	110,377

By the end of 2014, the total indebtedness of the Group was RMB106,552 million, a decrease of RMB3,825 million from the end of 2013. This is mainly due to the repayment of medium-term notes amounting to RMB20 billion and part of short-term loans, and the issuance of super short-term commercial papers amounting to RMB19 billion in total. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.2% (2013: 99.1%), 0.5% (2013: 0.5%), and 0.3% (2013: 0.4%), respectively. 41.3% (2013: 43.3%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2014, the Group did not pledge any assets as collateral for debt (2013: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

		1 January 2015 – 31 December	1 January 2016 – 31 December	1 January 2017 – 31 December	1 January 2018 – 31 December	1 January 2019 – 31 December
(RMB millions)	Total	2015	2016	2017	2018	2019	Thereafter
Short-term debt	44,133	44,133	—	—	—	—	—
Long-term debt and payable	72,517	3,243	3,243	64,953	77	77	924
Operating lease commitments	9,139	2,635	1,921	1,389	1,021	678	1,495
Capital commitments	7,165	7,165	—	—	—	—	—

Total contractual obligations	132,954	57,176	5,164	66,342	1,098	755	2,419

Note:	Amounts of short-term debt, and long-term debt and payable include recognised and unrecognised interest payable, and are not discounted.

REPORT OF THE

DIRECTORS

REPORT OF THE DIRECTORS

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards for the year ended 31 December 2014.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value- added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2014 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 120 to 193 of this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,085 million for the year ended 31 December 2014. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 27 May 2015. Dividends will be denominated and declared in Renminbi. Dividends for holders of domestic shares and the holders of the Company’s H shares through the Southbound Trading Link (the “Southbound Shareholders”) will be paid in Renminbi, whereas dividends for H share shareholders other than the Southbound Shareholders will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on or about 17 July 2015 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2014 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 8 June 2015.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf

REPORT OF THE DIRECTORS

of the individual H share shareholder. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the Company on 8 June 2015 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 2 June 2015. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”), the Shanghai branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H shares under the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors of H shares under the Southbound Trading Link through its depositary and clearing system.

According to the relevant provisions under the “Notice on Tax Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)”, the Company shall withhold individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends for the investment by Mainland securities investment funds in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied on dividends derived from such investment shall be ascertained by reference to the rules applicable to the treatment of individual investors. The Company is not required to withhold income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Shareholders are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

REPORT OF THE DIRECTORS

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Wang Xiaochu	56	Chairman and Chief Executive Officer	20 December 2004
Yang Jie	52	Executive Director, President and Chief Operating Officer	20 October 2004
Zhang Jiping	59	Executive Director and Executive Vice President	10 September 2002
Yang Xiaowei	51	Executive Director and Executive Vice President	9 September 2008
Sun Kangmin	57	Executive Director and Executive Vice President	20 October 2004
Ke Ruiwen	51	Executive Director and Executive Vice President	30 May 2012
Zhu Wei	46	Non-executive Director	29 May 2014
Tse Hau Yin, Aloysius	67	Independent Non-executive Director	9 September 2005
Cha May Lung, Laura	65	Independent Non-executive Director	9 September 2008
Xu Erming	65	Independent Non-executive Director	9 September 2005
Wang Hsuehming	65	Independent Non-executive Director	29 May 2014
Gao Tongqing	51	Executive Vice President	21 June 2013
Chen Zhongyue	43	Executive Vice President	12 December 2014
Yung Shun Loy, Jacky	52	Deputy Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005

On 29 May 2014, the fourth session of the Board expired. The members of the fourth session of the Board, namely, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as the Directors of the Company. The remaining Directors from the fourth session of the Board, namely, Mr. Wang Xiaochu, Mr. Yang Jie, Madam Wu Andi, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin, Mr. Ke Ruiwen, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming all continued to serve their duties as Directors for the fifth session of the Board after election at the Annual General Meeting held on 29 May 2014. On the same day, Mr. Zhu Wei and Madam Wang Hsuehming were elected as Directors of the fifth session of the Board as from 29 May 2014 at that Annual General Meeting. On 12 December 2014, the Board appointed Mr. Chen Zhongyue as the Executive Vice President of the Company. On 10 February 2015, Madam Wu Andi retired from her positions as an Executive Director, Executive Vice President and Chief Financial Officer of the Company due to her age. On 17 February 2015, the Board appointed Mr. Yung Shun Loy, Jacky as the Deputy Chief Financial Officer of the Company.

REPORT OF THE DIRECTORS

Supervisors of the Company

The following table sets out certain information of the Supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Tang Qi	56	Supervisor (Employee Representative)	19 August 2013
Zhang Jianbin	49	Supervisor (Employee Representative)	16 October 2012
Hu Jing	39	Supervisor	16 October 2012

On 29 May 2014, the fourth session of the Supervisory Committee expired. Madam Zhu Lihao, a member of the fourth session of the Supervisory Committee, retired as a Supervisor of the Company. Supervisors of the fourth session of the Supervisory Committee, namely, Mr. Shao Chunbao, Mr. Hu Jing and Mr. Du Zuguo, continued to serve as Supervisors of the fifth session of the Supervisory Committee after election at the Annual General Meeting held on 29 May 2014. On the same day, Mr. Tang Qi and Mr. Zhang Jianbin continued to be elected by the employees of the Company democratically as an Employee Representative Supervisor. On 18 February 2015, due to adjustment of work division, Mr. Shao Chunbao resigned from his position as a Supervisor and the Chairman of the Supervisory Committee of the Company. On 12 March 2015, Mr. Du Zuguo resigned from his position as a Supervisor of the Company due to adjustment of work division. Mr. Sui Yixun and Mr. Ye Zhong have been nominated as Supervisors of the Company. The resolutions in relation to the proposed appointment of Mr. Sui Yixun and Mr. Ye Zhong as the Supervisors of the Company are subject to the shareholders’ approval at the Annual General Meeting for the year 2014 to be held on 27 May 2015.

Share Capital

The share capital of the Company as at 31 December 2014 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2014, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2014	Percentage of the total number of shares in issue as at 31 December 2014 (%)
Domestic shares (total):	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

REPORT OF THE DIRECTORS

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2014, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares	Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long Position)	Domestic shares	85.57%	70.89%	Beneficial owner
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position)	Domestic shares	8.37%	6.94%	Beneficial owner
JPMorgan Chase & Co.	1,792,139,463 (Long Position)	H shares	12.91%	2.21%

214,254,302 shares as beneficial owner; 449,228,000 shares as investment manager; 32,000 shares as trustee (other than bare trustee) and 1,128,625,161 shares as custodian corporation/approved lending agent

	25,638,482 (Short Position)	H shares	0.18%	0.03%	Beneficial owner
	1,128,625,161 (Shares available for lending)	H shares	8.13%	1.39%	Custodian corporation/approved lending agent
Commonwealth Bank of Australia	1,380,231,874 (Long Position)	H shares	9.95%	1.71%	Interest of controlled corporation
BlackRock, Inc.	1,129,819,307 (Long Position)	H shares	8.14%	1.40%	Interest of controlled corporation
	4,344,000 (Short Position)	H shares	0.03%	0.01%	Interest of controlled corporation
The Capital Group Companies Inc.	971,875,000 (Long Position)	H shares	7.00%	1.20%	Interest of controlled corporation
Templeton Investment Counsel, LLC	694,547,094 (Long Position)	H shares	5.00%	0.86%	Investment manager

REPORT OF THE DIRECTORS

Save as stated above, as at 31 December 2014, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2014, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2014, the Company had not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2014, none of the Directors and Supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the Directors and Supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 29 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2014.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

REPORT OF THE DIRECTORS

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 194 to 195 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2014.

Bank Loans and Other Borrowings

Please refer to note 16 of the audited financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 27 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2014.

Fixed Assets

Please refer to note 4 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2014.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and regulations, materially differ from those prepared in accordance with either the International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2014, calculated on the above basis and before deducting the proposed final dividends for 2014, amounted to RMB93,224 million.

Please refer to note 21 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2014.

Donations

For the year ended 31 December 2014, the Group made charitable and other donations with a total amount of RMB23 million.

REPORT OF THE DIRECTORS

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2014.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 125 of this annual report).

Retirement Benefits

Please refer to note 38 of the audited financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 39 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2014, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.

For the year ended 31 December 2014, purchases from the five largest suppliers of the Group accounted for approximately 35.0% of the total annual purchases of the Group.

For the year ended 31 December 2014, purchases from the Group’s largest supplier accounted for approximately 10.5% of the total annual purchases of the Group.

The amount of the Group’s annual purchases mainly includes terminals purchases, equipment purchases and investments in infrastructure.

To the knowledge of the Board, no Director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Material Development of the Company

Please refer to the respective sections in the Chairman’s Statement, Business Review and Financial Review for the details relating to the material development of the Company in 2014.

REPORT OF THE DIRECTORS

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions between the Group and China Telecommunications Corporation for the year ended 31 December 2014:

Transactions	Transaction Amounts (RMB millions)	Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	246	900
Net expenses for interconnection settlement	346	1,000
Mutual leasing of properties	734	1,100
Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)[1]	1,171	1,400
Provision of IT services by the Group	167	600
Provision of supplies procurement services by China Telecom Group	3,729	5,000
Provision of supplies procurement services by the Group	3,089	5,000
Provision of engineering services by China Telecom Group	15,478	16,000
Provision of community services by China Telecom Group	2,885	3,800
Provision of ancillary telecommunications services by China Telecom Group	11,549	15,000
Provision of Internet applications channel services by the Group	366	800

[1]	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

REPORT OF THE DIRECTORS

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties. In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Centralised Services Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

REPORT OF THE DIRECTORS

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of the interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecommunications Corporation and/ or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

REPORT OF THE DIRECTORS

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an independent third-party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

REPORT OF THE DIRECTORS

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

REPORT OF THE DIRECTORS

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

REPORT OF THE DIRECTORS

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Internet Applications Channel Services Framework Agreement

Pursuant to the Internet Applications Channel Services Framework Agreement signed between the Company and China Telecommunications Corporation on 16 December 2013, the Company agreed to provide Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Internet Applications Channel Services Framework Agreement became effective from 1 January 2014 and will expire on 31 December 2015. No later than 30 days prior to the expiry of the Internet Applications Channel Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Internet Applications Channel Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

REPORT OF THE DIRECTORS

The Company’s auditor was engaged to report on the Group’s continuing connected transactions for the year ended 31 December 2014 in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Independent Non-executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2014 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms or better; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that:

The values of continuing connected transactions for the year ended 31 December 2014 entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group for the year ended 31 December 2014 and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Compliance with the Corporate Governance Code

Please refer to the “Corporate Governance Report” set out on page 78 to 98 of this 2014 annual report of the Company for details of our compliance with the Corporate Governance Code.

REPORT OF THE DIRECTORS

Material Legal Proceedings

As at 31 December 2014, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP were appointed as the international and domestic auditors of the Company, respectively for the year ended 31 December 2014. Deloitte Touche Tohmatsu has audited the accompanying financial statements, which have been prepared in accordance with the International Financial Reporting Standards. The Company has appointed Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP since 29 May 2013. The relevant re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2015 will be proposed to the Annual General Meeting of the Company to be held on 27 May 2015.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

18 March 2015

REPORT OF THE SUPERVISORY COMMITTEE

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently carried out their supervisory function to safeguard the interests of shareholders, the Company and the employees.

I. The work status of the Supervisory Committee of the Company

During the reporting period, the Supervisory Committee held two meetings. At the seventh meeting of the Fourth Session of the Supervisory Committee held in March 2014, the Supervisory Committee reviewed and approved six agenda items, including the financial statements for the year 2013, the independent auditor’s report, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2013, the working plan of the Supervisory Committee for the year 2014, the change of session of the Supervisory Committee of the Company and passed the relevant resolutions. Regarding major adjusted items, changes in assets, the rectification of problems discovered during the audit and the internal control assessment, changes in related party transactions and the relevant management and control, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department and external auditors and raised certain recommendations. On 29 May 2014, the supervisors duly signed to approve the appointment of Mr. Shao Chunbao as the Chairman of the fifth session of the Supervisory Committee. At the first meeting of the Fifth Session of the Supervisory Committee held in August 2014, the Supervisory Committee reviewed and approved the interim financial statements and the independent auditor’s review report for the six months ended 30 June 2014. Regarding changes in major figures in the reports, review of interim financial statements, the effect of replacing business tax with value-added tax and the relevant remedial measures and the growth of ICT business, the Supervisory Committee has communicated with the Finance Department, Internal Audit Department, external auditors and raised certain recommendations. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as Board meetings and meetings of the Audit Committee.

II. The overall assessment of the operation management and performance during the reporting period

The Supervisory Committee believes that during the reporting period, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the Shareholders’ General Meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviours that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

During the reporting period, in the face of a number of prominent changes in the external environment, the Company rose to the challenges and firmly upheld the main theme of “reform and innovation, open cooperation, enhancement in quality and efficiency”. Through promoting a transformation in development models and an Internet-oriented transformation, the promotion of rapid development of 4G services, the acceleration of the transformation and upgrade of its fundamental services and the market-driven development of its emerging businesses, the increase

REPORT OF THE SUPERVISORY COMMITTEE

in the magnitude of the reform and innovation and open cooperation, the Company strived to achieve stable growth in its operating results. In 2014, the operating revenues of the Company reached RMB324.4 billion, an increase of 0.9% from last year. The service revenues reached RMB287.4 billion, an increase of 3% over last year, ranking first in the industry in respect of revenue growth rate. The proportion of service revenues attributable to emerging businesses reached 29%, an increase of 5 percent points over last year and our business structure was continually and rapidly optimised. EBITDA was RMB94.9 billion with EBITDA margin of 33%. Profit attributable to the equity holders of the Company reached RMB17.7 billion, representing an increase of 0.8% from last year. Free cash flows amounted to RMB12.5 billion. In summary, the Company accurately grasped the trends in mobile Internet development and the integrated development of the industry. The operational efficiency was steadily improved. The core competitiveness was continually strengthened and the corporate development is full of vitality. Meanwhile, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and persisted in as well as excelled in fulfilling its social responsibilities, such as its own corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and public welfare responsibilities.

III. The independent opinion on the relevant matters during the reporting period

1. The opinion raised by the Supervisory Committee on the compliance of the operation of the Company with laws and regulations

Pursuant to the relevant laws and regulations of the PRC, the Supervisory Committee monitored the convening procedures and resolutions of the meetings of the Board, the implementation by the Board of the resolutions approved by the Shareholders’ General Meetings, the performance of duties by the Company’s senior management, and the Company’s management policies. The Supervisory Committee is of the view that the Directors and the senior management, in performing their duties, strictly complied with the relevant rules and regulations, safeguarded the lawful interests of the Company and the shareholders as a whole, especially those of the minority shareholders, actively promoted the regulated operations of the Company, enhanced the level of governance of the Company, followed lawful procedures in their decision-making, implemented resolutions of the Shareholders’ General Meetings, and the Supervisory Committee was not aware of any behaviours of the Directors or the senior management which violated the laws, regulations, the Articles of Association of the Company or were detrimental to the interests of the Company.

2. The opinion raised by the Supervisory Committee on the financial implementations of the Company

Through the supervision and inspection of the Company’s financial policies and financial condition, the Supervisory Committee is of the view that the Company is able to strictly comply with the regulatory requirements such as section 404 of the US Sarbanes- Oxley Act and to continue to enhance its internal controls over financial reporting, while effectively controlling and managing the Company in accordance with rules and regulations. Upon the review of the unqualified financial statements for the year 2014 and other relevant information, which were prepared in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial condition, operating results and cash flows.

REPORT OF THE SUPERVISORY COMMITTEE

In 2015, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, monitor the Company to fulfill its commitment to its shareholders. The Supervisory Committee will focus on the Company’s implementation of important measures in the process of promoting comprehensive deepening reform and the acceleration of the Internet-oriented transformation, and will further broaden the planning of the work of the Supervisory Committee and strengthen its efforts in monitoring so as to protect the interests of all investors.

By Order of the Supervisory Committee

Tang Qi

Zhang Jianbin

Hu Jing

Supervisors of the Supervisory Committee

Beijing, PRC

18 March 2015

RECOGNITION & AWARDS

FinanceAsia
ASIA'S BEST COMPANIES 2014
China Telecom
Best CEO
Best CFO
EUROMONEY
2014
China Telecom
Best Managed Company in Asia, Overall
Best Managed Company in Telecommunications sector
iNOVA AWARDS 2014
GOLD WINNER
China Telecom Corporation Limited
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League of American Communications Professionals
2014 Spotlight Awards
China Telecom Corporation Limited
Platinum Award
ARC AWARDS
GOLD WINNER
Institutional Investor
2014
All Asia Executive Team
China Telecom Corporation
Platinum Award
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BEST OF ASIA

76	77

RECOGNITION & AWARDS
FinanceAsia
ASIA’S BEST COMPANIES 2014
China Telecom
FinanceAsia
ASIA’S BEST COMPANIES 2014
Best CEO
FinanceAsia
ASIA’S BEST COMPANIES 2014
Best CFO
2014 SPOTLIGHT AWARDS
China Telecom Corporation Limited
2014 SPOTLIGHT AWARDS
China Telecom Corporation Limited
ARC AWARDS
GOLD WINNER
ARC AWARDS
GOLD WINNER
IR IR
EUROMONEY ASIA BEST MANAGED COMPANIES 2014
This is to certify that
China Telecom
Best Managed Company in Asia, Overall
EUROMONEY ASIA BEST MANAGED COMPANIES 2014
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China Telecom
Best Managed Company
in Telecommunications sector
INOVAAWARDS 2014
GOLD WINNER
China Telecom Corporation Limited
Institutional Investor 2014
All Asia Executive Team
Institutional Investor 2014
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Institutional Investor 2014
All Asia Executive Team
Institutional Investor 2014
All Asia Executive Team
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CHINA TELECOM CORPORATION
PLATINUM AWARD
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CORPORATE GOVERNANCE REPORT

An Overview of Corporate Governance

The Company strives to maintain a high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance style and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2014, the Shareholders’ General Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the operating specifications, and the Company continued to optimise the organisation structure and has achieved a breakthrough in its mechanism innovation, which well supported the Company’s strategic transformation to the Three New Roles – “a Leader of Intelligent Pipeline, a Provider of Integrated Platforms, and a Participant of Content and Application Development”. The Company further optimised its internal control and integrated comprehensive risk management into its operational practice. The sustained enhancement of the Company’s corporate governance ensured alignment with the long-term best interest of shareholders and firmly protected the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong

CORPORATE GOVERNANCE REPORT

Kong Limited (“the Listing Rules”) and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidances for the Company to improve the foundation of its corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements.

For the financial year ended 31 December 2014, save that the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision by the Board and the Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations also have similar arrangements.

CORPORATE GOVERNANCE REPORT

In 2014, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The Company was voted the “Overall Best Managed Company in Asia” by Euromoney for five consecutive years, while at the same time being ranked as the “No. 1 Best Corporate Governance in Asia”, the “No. 1 Most Convincing and Coherent Strategy in Asia” and the “No. 1 Most Transparent Accounts in Asia” in the individual categories. The Company was accredited by the investors as the “No. 1 Best Managed Company in Asia”, the “No. 1 Best Managed Company in China” and the “No. 1 Best Investor Relations in China” for four consecutive years in the Asia’s Best Companies Poll 2014 organised by FinanceAsia. The Company was voted by investors as the “No. 1 Most Honored Company in Asia” and “Asia’s Best Investor Relations Company in telecommunications sector” in 2014 All-Asia-Executive-Team ranking organised by Institutional Investor for two consecutive years. In addition, Mr. Wang Xiaochu, Chairman and CEO, was voted as “Asia’s Best CEO in telecommunications sector” and Madam Wu Andi, Executive Vice President and CFO was voted as “Asia’s Best CFO in telecommunications sector”, respectively for two consecutive years. In 2014, based on IR Magazine’s annual surveys of investors and analysts for its awards in the US, Canada, Europe, Greater China, South East Asia and Brazil, the Company was ranked No. 5 for two consecutive years in The Global Top 50 and was the only Asian company among the top 5 companies for two consecutive years. The Company was accredited the “Platinum Award for All-Round Excellence” in the poll of Corporate Awards 2014 by the Asset. In addition, the Company was awarded the “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia and Mr. Wang Xiaochu, Chairman and CEO of the Company, was awarded “Asian Corporate Director Recognition Awards 2014” by Corporate Governance Asia for five consecutive years.

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ General Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions on the Company’s operation and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ General Meeting.

CORPORATE GOVERNANCE REPORT

Shareholders’ General Meeting

In 2014, the Company convened one Shareholders’ General Meeting, the Annual General Meeting (“AGM”) for the year 2013. The AGM held on 29 May 2014 reviewed and approved numerous resolutions such as the financial statements for the year 2013, Report of the Independent International Auditor, proposal for profit and dividends distribution, authorisation to the Board for the formulation of budget for 2014, appointment and remuneration of auditors, authorisation to the Board to issue debentures and change of session of the Board of Directors and the Supervisory Committee. The amendments to the Articles of Association of the Company were approved at the AGM to reflect the change in the composition of the Board of Directors and the Supervisory Committee.

Since the Company’s listing in 2002, at each of the Shareholders’ General Meetings a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details about the resolutions. All votes on resolutions tabled at the Shareholders’ General Meetings of the Company were already conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the Shareholders’ General Meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the Shareholders’ General Meetings. The Board adopted the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and publicised information of the Company on a timely basis and to strengthen the communication between the Company, and the shareholders and investors.

Board of Directors

As at 31 December 2014, the Board comprises 12 Directors with seven Executive Directors, one Non-executive Director and four Independent Non-executive Directors. The Audit Committee, Remuneration Committee and Nomination Committee under the Board all consist solely of Independent Non-executive Directors, which ensure that the committees are able to provide sufficient review and check and balance and make effective judgments to protect the interests of shareholders and the Company as a whole. The number of Independent Non-executive Directors constitutes one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The term of office for the fifth session of the Board lasts for three years, starting from May 2014 until the day of the Company’s Annual General Meeting in 2017, upon which the sixth session of the Board will be elected.

CORPORATE GOVERNANCE REPORT

In August 2013, the Company adopted the Board diversity policy. The Company believes that Board diversity will contribute significantly to the enhancement of the level of performance of the Company. In order to achieve a sustainable and balanced development, the Company views the increasing Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. In determining the composition of the Board, the Company takes into account diversity of the Board from a number of perspectives, including but not limited to gender, age, education background or professional experience, skills, knowledge, duration of service, etc. All appointments made or to be made by the Board are merit-based, and candidates are selected based on objective criteria, giving full consideration to the benefits in terms of Board diversity. Final decisions are based on each candidate’s attributes and the contributions to be made to the Board. The Nomination Committee oversees the implementation of policies, reviews existing policies as and when appropriate, and recommends proposals for revisions for the Board’s approval. Biographical details of existing Directors are set out in the “Directors, Supervisors and Senior Management” section of this Annual Report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, finance, banking, law and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The below sets out the analysis of the composition of the Board as at 31 December 2014:

CORPORATE GOVERNANCE REPORT

The Company strictly complies with the Corporate Governance Code under the Listing Rules to rigorously regulate the operating procedures of the Board and its committees, and to ensure that the procedures of Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and effectively supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial condition, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2014, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company regulate that the Board is accountable to the Shareholders’ General Meetings, and its duties mainly include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, formulation of the Company’s basic management system, and the appointment of managers and other senior management personnel of the Company. The Articles of Association also clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive a meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agenda.

The Board meets at least four times a year. Additional Board meetings will be held as necessary. In 2014, the Board played a pivotal role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. The Company convened four Board meetings, four Audit Committee meetings, one Remuneration Committee meeting, one Nomination Committee meeting and four board and two audit committee written resolutions were passed in this year.

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At the Board meetings, the Board reviewed significant matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, risk management, internal control implementation and assessment report, annual proposal for profit distribution, annual report, interim report and quarterly reports, continuing connected transactions and the annual caps applicable thereto, appointment and remuneration of auditors, change of session of the Board of Directors, formation of the Tower Company and the replacement of business tax with value-added tax (“VAT reform”). All directors performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company.

The Company determines the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time.

The Board should develop and review the Company’s policies and practices on corporate governance; review and monitor the training and continuous professional development of directors and senior management; review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; develop, review and monitor the code of conducts for employees; review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

Directors’ training and continuous professional development

The Company also arranges induction activities including the duties and continuing obligations of directors, relevant laws and regulations, the operation and business of the Company, so that all newly appointed Directors are provided with updated data on industry development. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis since 2009. Through regular Board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and responsibilities by continuously providing them with information about the latest development of the Listing Rules and other applicable regulations. The Directors also pay visits to our provincial branches from time to time to exchange ideas and to study so as to achieve a better understanding of the latest business developments and to share their valuable experiences. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.

CORPORATE GOVERNANCE REPORT

In 2014, the Directors as at 31 December 2014 have participated in training and continuous professional development activities and the summary is as follows:

Directors	Types of training
Executive Directors
Wang Xiaochu	A, B
Yang Jie	A, B
Wu Andi	A, B
Zhang Jiping	A, B
Yang Xiaowei	A, B
Sun Kangmin	A, B
Ke Ruiwen	A, B
Non-Executive Director
Zhu Wei	A, B
Independent Non-executive Directors
Tse Hau Yin, Aloysius	A, B
Cha May Lung, Laura	A, B
Xu Erming	A, B
Wang Hsuehming	A, B

A:	attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums
B:	reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors and Supervisors. Based on the written confirmation from the Directors and Supervisors, the Company’s Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements in conducting securities transactions.

The Company has received annual independence confirmations from each of the Independent Non-executive Directors, and considers them to be independent.

Audit Committee

At 31 December 2014, the Audit Committee comprised three Independent Non-executive Directors, Mr. Tse Hau Yin, Aloysius as the chairman and Mr. Xu Erming and Madam Wang Hsuehming as the members. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the

CORPORATE GOVERNANCE REPORT

Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s internal audit department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee is responsible to and regularly reports its work to the Board.

In 2014, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2014, the Audit Committee convened four meetings and passed two written resolutions, in which it reviewed important matters related to the Company’s annual, interim and quarterly financial statements, assessment of the qualifications, independence, performance, appointments and remuneration of the external auditors, risk management, effectiveness of internal control, internal audit, connected transactions and the replacement of business tax with value-added tax. The Audit Committee reviewed the annual audited reports, interim review reports and quarterly agreed-upon procedures reports prepared by the external auditors, communicated with the management and the external auditors in regards to the regular financial reports and proposed them for the Board’s approval after review and approval. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the implementation procedures of the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

At 31 December 2014, the Remuneration Committee comprised three Independent Non-executive Directors. Mr. Xu Erming as the chairman, Mr. Tse Hau Yin, Aloysius and Madam Wang Hsuehming as the members. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining, with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration

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Committee is responsible to and regularly reports its work to the Board. The Remuneration Committee held one meeting in 2014 and reviewed and discussed the remuneration policy for the Directors of the fifth session of the Board.

Nomination Committee

At 31 December 2014, the Company’s Nomination Committee comprised three Independent Non-executive Directors, Madam Cha May Lung, Laura as the chairman and Mr. Tse Hau Yin, Aloysius and Mr. Xu Erming as the members.

The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures for the appointment and succession plans of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members, composition and diversity of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; reviewing the Board Diversity Policy as appropriate to ensure its effectiveness; evaluating the independence of Independent Non-executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors and succession plans for the Directors. The Nomination Committee is accountable to and regularly reports its work to the Board. One meeting was held by the Nomination Committee in 2014, and it performed a review of the structure and operations of the Board and discussed the change of session of the Board of Directors.

The Company will identify suitable candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but are not limited to, their gender, age, educational background or professional experience, skills, knowledge and length of service and capability to commit to the affairs of the Company and, in case of Independent Non-executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. Upon the Nomination Committee and the Board reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward to the Shareholders’ General Meeting in writing for approval.

Directors shall be elected at the Shareholders’ General Meeting for a term of three years. At the expiry of a Director’s term, the Director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the Annual General Meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of directors) in writing, and the Company shall place such proposed motions on the agenda for such Annual General Meeting if there are matters falling within the functions and powers of shareholders in general meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that the shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of directors). The Board shall convene an extraordinary general meeting within two months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his willingness to be elected may be given, will be at least seven days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than seven days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

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The number of attendance/meetings of the members of the Board and committees in year 2014

	Board	Audit Committee	Nomination Committee	Remuneration Committee	Annual General Meeting
Executive Directors
Wang Xiaochu (Chairman)	4/4	N/A	N/A	N/A	1/1
Yang Jie	4/4	N/A	N/A	N/A	1/1
Wu Andi	4/4	N/A	N/A	N/A	1/1
Zhang Jiping	4/4	N/A	N/A	N/A	1/1
Yang Xiaowei	3/4	N/A	N/A	N/A	1/1
Sun Kangmin	3/4	N/A	N/A	N/A	0/1
Ke Ruiwen	4/4	N/A	N/A	N/A	1/1
Non-Executive Directors
Zhu Wei*	1/3	N/A	N/A	N/A	N/A
Xie Liang*	1/1	N/A	N/A	N/A	N/A
Independent Non-Executive Directors
Wu Jichuan*	1/1	1/1	1/1	N/A	N/A
Qin Xiao*	1/1	1/1	N/A	N/A	N/A
Tse Hau Yin, Aloysius	4/4	4/4	1/1	1/1	1/1
Cha May Lung, Laura	3/4	N/A	1/1	N/A	1/1
Xu Erming	3/4	4/4	1/1	1/1	1/1
Wang Hsuehming*	3/3	3/3	N/A	1/1	N/A

Note:	Certain Directors (including Independent Non-executive Directors) did not attend the Annual General Meeting and some of the meetings of the Board due to other business commitments or being overseas.

*	Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as Directors of the Company on 29 May 2014 upon the expiry of the term of service of the fourth session of the Board. Meanwhile, Mr. Zhu Wei and Madam Wang Hsuehming were appointed as the Directors of the fifth session of the Board on 29 May 2014.

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Supervisory Committee

At 31 December 2014, the Company’s Supervisory Committee comprised five Supervisors, including two Employee Representative Supervisors. The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other senior management so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least twice a year.

The number of attendance/meetings of members of the Supervisory Committee in year 2014

Supervisors	Number of Attendance/Meetings
Shao Chunbao (Chairman of the Supervisory Committee)	2/2
Zhu Lihao*	1/1
Tang Qi (Employee Representative Supervisor)	1/2
Zhang Jianbin (Employee Representative Supervisor)	2/2
Hu Jing	2/2
Du Zuguo	2/2

Note:	Certain Supervisors could not attend some of the meetings of the Supervisory Committee due to other work commitments.

*	On 29 May 2014, Madam Zhu Lihao retired as the Supervisor upon the expiry of the fourth session of the Supervisory Committee.

External Auditors

The international and domestic auditors of the Company are Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively. In order to maintain their independence, the non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act of 2002.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2014 is as follows:

Service item	Fee (including value-added tax) (RMB millions)
Audit services	66.0
Non-audit services (mainly include internal control advisory and other advisory services)	6.0

Total	72.0

CORPORATE GOVERNANCE REPORT

The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, Deloitte Touche Tohmatsu, regarding their reporting responsibilities on the financial statements of the Company is set out in the Independent Auditors’ Report on page 119.

The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, expired at the Annual General Meeting for 2012 (29 May 2013). The appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial years 2013 and 2014 has been approved at the Annual General Meeting for years 2012 and 2013, respectively. The Audit Committee and the Board have resolved to re-appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial year 2015, subject to the approval at the 2014 Annual General Meeting.

Comprehensive Risk Management and Internal Control System

The Board attaches great importance to the construction and perfection of the risk management and internal control system. The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, and the Board acknowledges that it is responsible for the risk management and internal control systems and for reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems. The Board takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and enhancing corporate governance, risk assessment, risk management and internal control so that the Company can achieve long-term development goals. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all services and transactions of the Company. The Company has formulated a code of conduct for the senior management and employees which ensures their ethical value and competency. The Company attaches great importance to the prevention of fraud and has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also

CORPORATE GOVERNANCE REPORT

designed a risk management template, established and refined the centralised risk directories and case studies database of the Company, continued to strengthen the level of risk management informatisation, and solidified a standardised risk management procedure so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made over the past years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2014, pursuant to the requirement of provision C2 of the Corporate Governance Code promulgated by The Stock Exchange of Hong Kong Limited, the Company further incorporated comprehensive risk management into its daily operation. The Company continued to strengthen the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of two types of major potential risks, including the external environment risk and operational risk, and has achieved satisfactory results. In 2014, the Company was not confronted with any major risk event.

After rigorous risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2015, such as the external environmental risk and operational risk, and has put forward detailed response plans. Through strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company are limited to and within an expected range.

Since the year 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of KPMG Advisory (China) Limited (Beijing office) and Deloitte Touche Tohmatsu Certified Public Accountants LLP and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. Over more than ten years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

In 2014, the Company comprehensively considered deepening the reform of various initiatives, the adjustment in organisation structure and department duties, the changes in business development and the impact of the replacement of business tax with value-added tax in accordance with the new requirements under the COSO Internal Control Framework (2013). With a focus on supporting the development of emerging businesses, pursuing ways to promptly address market needs and solving new problems arising in the course of business innovation, operations innovation and cooperation innovation, the Company made revisions to the internal control manuals during the year in order to enhance the construction of internal control systems, made additional effort in its implementation, and strengthened risk control in key areas. The Company introduced the relevant management requirements on business outsourcing, information technology, sub-dividing performance evaluation units with performance contracts, mobile resale, fraud prevention, etc., so as to strengthen internal control for key businesses and key areas of risks and further refining critical control points and optimising

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internal control processes to improve the operational efficiency of the Company. The Company optimised the business process of outside investment, frontline marketing outsourcing, procurement management, invoice management, etc and comprehensively dealt with the risk areas for new businesses. In view of the characteristics of emerging businesses, the Company established a sub-division of internal control manuals for new emerging businesses and guided the new emerging business units to construct and optimise the internal control implementation rules. The Company conducted assessments of the internal control systems for the year, and supervised the timely rectification of problems that had been identified, avoiding operational risks.

The Internal Audit Department plays a vital role in supporting the Board, the management and the risk management and internal control systems. The functions of the Internal Audit Department are independent of the Company’s business operations and are complementary to the duties of the external auditors, and play an important role in the monitoring of the Company’s internal governance. The Internal Audit Department is responsible for organising the risk management and internal controls assessment of the Company, and provides an objective assurance to the Audit Committee and the Board that the risk management and internal control systems are maintained and operated by the management in compliance with agreed processes and standards. The Internal Audit Department regularly reports the internal audit findings to the Audit Committee on a quarterly basis, and reports the internal audit results to the Board through the Audit Committee.

Annual Risk Management and Internal Control Evaluation

The Company has been continuously improving its risk management and internal control systems. In order to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk, the Company’s internal audit department is responsible for coordinating the assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the internal audit department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations.

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In 2014, the Company’s internal audit department initiated and coordinated the assessment of internal control at the Company level, and reported the results to the Audit Committee and the Board.

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points corresponding to environment control and major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2014, the Company, on the basis of a comprehensive self-evaluation, launched a special self-assessment work organised and led by the operational department and conducted specific self-assessment based on two selected hot issues in relation to risk management which have certain impact on the operation of the Company. We further refined the function of the internal control seminars and emphasised on solving the difficult issues on the cross-departmental and cross-processing internal control, establishing an assessment mechanism post-internal control self-assessment and strengthening the integration between self-assessment work and audit work as well as promoting the effectiveness of self-assessment. The above measures effectively promoted the participation by various departments and units and ensured the self-assessment work covering 100% of the Company, while timely detected and rectified internal control deficiencies so as to effectively control and eliminate potential risks. The Company also worked towards perfecting the systems and deepening its governance measures, while continuously improving the quality and effectiveness of its internal control self-assessment.

Under the risk-guided independent assessment of the Company’s internal control, we consolidated audit resources, worked around key areas and major business processes and conducted assessments. At the same time, we focused on new services and new units including mobile Internet, continuing to build upon our internal control construction and selecting key businesses and units for assessment to help guard us against risks associated with the new business areas. In 2014, in accordance with the Company’s assessment principles and arrangements, all units launched a proactive independent assessment, timely identified potential risks and oversaw the process to rectify the problems. This achieved positive results. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit related to financial statements. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit. The Company also established a collaborative risk prevention mechanism to promote the vertical supervision and improvement of the rectification system in different technical areas by various departments of the headquarters whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the internal and external assessments in a positive manner.

CORPORATE GOVERNANCE REPORT

Through self-assessments and independent assessments conducted at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board, through the Audit Committee, conducted an annual review of the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2014, which covered all material controls including financial, operational and compliance controls, as well as its risk management functions. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board is of the view that the Company’s internal control system is solid, well-established, effective and sufficient. The annual review also confirms the adequacy of resources relating to the Company’s accounting and financial reporting functions, the sufficiency of the qualifications and experience of staff, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner.

It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, the senior management provides the capital markets and the media with important information and responds to key questions which are of prime concerns to the investors. This has helped reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board and shareholders.

With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2014, the Company participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

CORPORATE GOVERNANCE REPORT

In 2014, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference
January 2014	DBS Vickers Pulse of Asia Conference 2014
January 2014	CIMB 4G Corporate Day 2014
January 2014	Deutsche Bank Access China Conference 2014
January 2014	UBS Greater China Conference 2014
March 2014	Morgan Stanley Asia TMT & Internet Conference 2014
March 2014	Credit Suisse Asian Investment Conference 2014
April 2014	Mizuho Non-Deal Roadshow 2014 (Singapore)
May 2014	Macquarie Greater China Conference 2014
May 2014	CLSA China Forum 2014
May 2014	DBS Vickers Hong Kong Pulse of Asia Conference 2014
May 2014	UBS Pan-Asian Telco Conference 2014
May 2014	Deutsche Bank Access Asia Conference 2014
May 2014	BNP Paribas 5th Asia Pacific TMT Conference 2014
May 2014	Goldman Sachs Asia Telecom & Internet Corporate Day 2014
June 2014	Bank of America Merrill Lynch Global Telecom & Media Conference 2014 & Non-Deal Roadshow (Europe)
June 2014	HSBC Annual Asia Investor Forum 2014
June 2014	CIMB 4th Annual Asia Pacific Conference
June 2014	J.P. Morgan China Summit 2014
July 2014	Macquarie China Corporate Day 2014 & Non-Deal Roadshow (US)
September 2014	UBS Mutual Market Access Conference 2014
September 2014	21st CLSA Investors’ Forum 2014
September 2014	CIMB China TMT Corporate Day
October 2014	Jefferies 4th Annual Asia Summit
November 2014	Daiwa Investment Conference 2014
November 2014	HSBC 6th Annual Asia Investor Forum & Non-Deal Roadshow (US)
November 2014	J.P. Morgan Global TMT Conference 2014
November 2014	Goldman Sachs Greater China CEO Summit 2014
November 2014	Morgan Stanley Thirteenth Annual Asia Pacific Summit
November 2014	Citi China Investor Conference 2014
December 2014	Barclays Asia TMT Conference 2014

CORPORATE GOVERNANCE REPORT

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. The Company’s website is equipped with a number of useful functions including interactive stock quote, interactive KPI, interactive FAQs, auto email alerts to investors, downloading to excel, RSS Feeds, self-selected items in investors briefcase, html version annual report, financial highlights, investor toolbar, website information which other users are also interested in, etc. In 2014, the Company updated the contents of its website on ongoing basis to further enhance the functions of the website and the level of transparency of the Company’s information disclosure, so as to meet the international best practices. In addition, the Company revamped its mobile website, which allows the investors, shareholders, media and the general public to more easily and promptly browse the updated information on the Company’s website through mobile devices at any time and any place. The Company’s website was accredited a number of awards in the professional rankings of LACP, W3 and iNova, indicating that the Company’s website is highly recognised by the professionals. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and in accordance with its shareholders’ recommendations prepared and distributed the annual report in a more environmentally friendly and cost-saving manner. The shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.

CORPORATE GOVERNANCE REPORT

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of inside information. In general, the authorised speaker only makes clarification and explanation on the data available on the market, and avoid providing or divulging any unpublished inside information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the black-out period.

Shareholder Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

Two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene a shareholders’ extraordinary general meeting or a class meeting thereof. If the board of directors fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the board of directors) within four months from the date of receipt of the requisitions by the board of directors.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such Annual General Meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Process of forwarding shareholders’ enquiries to the Board:

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department. The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

38th Floor, Dah Sing Financial Center

108 Gloucester Road, Wanchai

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

Fax No.: (852) 2877 0988

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable timely, effective and interactive communication between the Company, shareholders and investors. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, to answer the shareholders’ questions. Information on the Company’s website is updated regularly.

CORPORATE GOVERNANCE REPORT

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the Corporate Governance Practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the board of directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. These rules require that at least one-third of the board of directors of a listed company in Hong Kong be independent non-executive directors. The Board of the Company currently comprises 11 Directors, of which 4 are Independent Directors, making the number of Independent Directors exceeds one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard set out in the Listing Rules is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the code provisions under the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 of the Listing Rules for the financial year ended 31 December 2014.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate governance measures and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency, independence and the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and to seek sustainable returns for the shareholders and investors.

HR

HUMAN RESOURCES DEVELOPMENT REPORT

In 2014, in accordance with the main theme of “reform and innovation, open cooperation, quality and efficiency enhancement”, we further liberalised our thoughts, raised our awareness and innovated mechanisms to motivate personnel vitality and enhance human resources efficiency. Our aim was to control staff size, refine corporate structure, improve corporate vitality and enhance staff ability as we further promoted the transformation of human resources and implemented the reform measures to pragmatically protect the rights of our employees, and effectively supported our sustainable corporate development with strong guarantees in our organisation and talents.

I. Improve the management of executives and strengthen senior management team building. With the “Proposal on Improving the Selection and Exit Mechanism of Executives”, we perfected our existing mechanism of areas such as leadership selection, eligibility criteria, performance review criteria, training for reserved cadres and assessment results application. In respect of talent selection, we intensified our efforts in selecting and promoting reserved cadres to further raise our satisfaction level of selection and employment of talents. With a focus on our need for transformation in the wake of competition, we also intensified our reserved cadre training efforts. We organised a recommendation process for deputy reserved cadres of our headquarters and provincial branches and set up a team of 255 reserved cadres.

II. Innovate sub-contracting employment mechanism, regulate labour management. In accordance with the implementation of the autonomy of the operating units with delegated authority and an effective incentive mechanism, we integrated the accountability, authorities and interests of the operating units with delegated authority and unit CEOs. Actively and steadily implementing the “Labour Contract Law”, we kept an overall stable workforce. We also brought in a benchmarking study in human resources efficiency and structure, guided each unit in a targeted manner in human resources efficiency enhancement and promoted human resources structural adjustment.

HUMAN RESOURCES DEVELOPMENT REPORT

III. Centralised human resources management information system to enhance management capabilities. All employees were included into the centralised management system for six major functions – organisation management, staffing allocation, salary and social security, contractors management, reporting systems, and staff self-service functions. The system was capable of not just accessing real-time corporate human resources information to regulate and avoid employment risks and enhance the efficiently-centralised management capabilities of human resources, but also unifying the management and control of human resources volumes and statistical analysis to provide information support for human resources strategy.

IV. Actively promote the establishment of a self-developed R&D and operation team for Internet-oriented products. We strengthened our self-developed research and development and operational support capabilities, completing studies of major positions and technological capabilities requirements for the research and development of Internet-oriented products and exploring how China Telecom could develop its own research and development and operation team. We focused on the acceleration of building a research and development and operation team for new products such as network security, CDN, cloud computing, big data, WIFI and intelligent pipelines.

Information of Employees

As at the end of 2014, the Group had 300,960 employees. The numbers of employees working under each classification and their respective proportions were as follows:

	Number of employees	Percentage
Management, Finance and Administration	49,180	16.3%
Sales and Marketing	154,456	51.3%
Operations and Maintenance	95,348	31.7%
Others	1,976	0.7%

Total	300,960	100.0%

Corporate–Employee Relationship

Communication between Management and Employees

The labour union, through a multi-manner, multi-channel, and multi-perspective approach, can understand the mentality and working and living conditions of our staff which provided more comprehensive, intuitive and valuable reference information for administrative decision-making and maintained a stable and harmonious workforce. We managed to handle and resolve employees’ demands, conflicts and hidden problems in a timely manner. By launching the “Face to heart” activity, we also managed to meet over 5,000 frontline staff from over 20 provinces, over 60 municipalities, over 100 counties and over 200 bureaus. For two consecutive years, we carried out a special survey on staff thinking with the theme of humane caring in eight provinces.

HUMAN RESOURCES DEVELOPMENT REPORT

Roles and Duties of Labour Unions

Adhere to honouring frontline employees and actively helping them to achieve honour. The forum for the 2014 National May 1st Labour Award winners and other award winners was convened and 32 awarded frontline employees joined the forum. The 100 “Elite Female” shop managers and excellent channel managers selection activities launched by the labour union joint channel department honoured 100 outstanding female shop managers and channel managers. The Company improved the provincial staff honour system and the opportunity for frontline staff to receive an award has increased when compared to last year. Two units of the Company were awarded the “National May 1st Labour Award” while seven individuals received the “National May 1st Labour Medal”. One unit was awarded the “National March 8th Red Flag” award while one individual was named the “National March 8th Red Flag” bearer. 13 groups were awarded the “National Pioneer Workers”. 6 individuals were awarded the “National Technical Master” award. 40 employees were named “Technical Master of China’s State-owned Key Enterprises” while 54 were named as “Technical Master” of the Company.

Vigorously promote the advanced model workers, create a studious, competitive and helpful environment. To promote the advanced model workers on a routine, we made use of the headquarter’s TV and billboards to display over 50 outstanding frontline employees and more than 10 teams. On the eve of May 1st, we called an award ceremony in each province to honour more than 100 model workers. On the eve of March 8th, we honoured the “Elite Female Contribution” in each province for a total of more than 1,100 groups, individuals, and women’s organisations. We organised the fourth phase of exchange programmes for outstanding staff. All levels within the Company and the respective unions sent their regards to nearly 1,000 outstanding employees. We studied and drafted the “Outstanding Staff Management Measures” to establish a long-term mechanism to incentivise talented employees.

Service reform to support sub-division of units and encourage job innovation. More than 2,000 job innovations appeared and more than 500 items including achievements, case study and practices were publicised and promoted in the Company. All levels of enterprises created model workers innovation workshops, and named over 40 workshops. Our team scooped nearly half of the prizes in the state-owned key enterprise staff skills contest (network security administrator and phone operator), ranking No. 1 in number of gold medals and total number of medals. Through the combination of online and offline approaches, the Company developed job innovations and various types of competition. We had over 400,000 counts of staff participating in the above activities, achieving full staff participation.

Coordination and Communication between the Company and the Labour Unions

Based on the Internet model, we established a “Double Hundred” platform for launching “Hundred Events for Employees Caring” and “Hundred Cases of Job Innovations” selection exercise, fully exploring, discovering and displaying examples of good people, good deeds and innovation within the Company to further promote the development of our business and employees. At present, over 400,000 counts of staff have participated, with more than 130,000 posts that received over 3.63 million “like”, 480,000 “comment” and 400,000 “favourite”. Through the “double hundred” platform, staff present themselves and recommend colleagues around them and communicate, interact with and learn from one another in a light-hearted way. Through their participation, they could also get assistance on work-related issues and resolve specific difficulties and release their work pressure.

HUMAN RESOURCES DEVELOPMENT REPORT

Caring for Employees

Benefit more staff through welfare extension and expansion. Each rural bureau, urban bureau, sales outlet, installation and maintenance team, county branches and other frontline units, through the construction of the “Four-Smalls” facilities and provision of refrigerators, microwaves and other facilities and renovation and expansion of existing “Four-Smalls” facilities, managed to solve employees’ practical difficulties. Specifically, we built nearly 2,000 new “Four-Smalls” sets, and adopted a variety of ways to solve their basic needs of dining, drinking water supply, vegetables supply, activity and resting for a total of over 2,500 frontline units. We committed a total of over RMB100 million that benefitted over 130,000 frontline employees.

HUMAN RESOURCES DEVELOPMENT REPORT

More practical in solving practical difficulties of employees. By amending the “Regulations on Management of Staff Personal Labour Protective Equipment”, we resolved heating problems for more than 20,000 employees at sales outlets in winter. We also facilitated more than 7,000 counts of frontline staff in 13 provinces to go to urban areas for their medical problems. We launched our EAP activities to reduce work pressure for our staff through online and offline services that benefitted more than 100,000 counts of staff. We launched activities for families with children taking public examinations, showed care to employees’ children on June 1st and supported women’s day activities on March 8th. Other staff-friendly measures include building sunlight greenhouses on plateaus, increasing subsidies for staff canteens in counties, delivering meals to frontline staff, showing special care for pregnant and breast feeding female workers, equipping maintenance staff with “five small tools”, assisting staff with the purchase of their train tickets over the Spring Festival holiday and providing sleeping bags to frontline staff. We also solved the practical difficulties of our staff. These measures were universally welcomed by our staff and brought them real benefits.

Visit affected areas with timely relief. We tried our utmost to offer assistance and sympathy to the staff affected by natural disasters. During periods of earthquakes, typhoons, storms, landslides and other natural disasters, the labour union went to the frontline to understand our staff’s situation. We also allocated RMB6 million as a sympathy fund for Hainan, Yunnan, Sichuan, Xinjiang and other provinces experiencing natural disasters. To promote our care work as a routine, we transferred RMB1 million each year in advance to provincial companies for the Spring Festival and New Year’s Day and as regular care. Labour unions from all levels will express regards when they have a chance to meet frontline staff. Total spending on care work was over RMB67 million that benefitted over 140,000 frontline staff. We also allocated over RMB29 million relief fund for over 16,000 staff in need.

Activities for morale and team building, consolidating strengths for development. We organised innovative business experience activities to promote new business development and data traffic operation. We also organised a staff photo competition which attracted over 46,000 submissions and enriched our mobile handset photo gallery. We also co-organised a national photography competition with Popular Photography Magazine which not only attracted more than 580,000 submissions, but also enhanced the reputation of the e-Surfing brand. The China Telecom team won the men’s championship in the balloon volleyball competition organised by China Telecommunications Sports Association. The China Telecom team also represented the telecommunications industry in the 3rd national balloon volleyball competition and came 4th in the competition. Overall the provincial labour unions organised more than 140 recreational and sports activities last year.

Strengthening Human Capital

Focusing on our strategic development priorities, the Company continued to strengthen the development of talent teams, and actively promoted the capabilities improvement of our operation managers, professionals and technical personnel.

Developing Leadership Skills

In 2014, we organised 623 leaders from all provincial levels and managers from city branches to participate in eight training sessions which allowed these leaders to have a better and deeper understanding of the spirit of the comprehensive deepening reform of the Company. A total of 5,460 counts of staff participated in the 146 training sessions on specific topics organised by different levels within the Company. Our online university courses also facilitated 3,460 managers in their online training. We organised and implemented training classes for “deepening reform”. A total of over 1,100 management personnel have participated in the training to ensure timely and accurate delivery of corporate strategy.

HUMAN RESOURCES DEVELOPMENT REPORT

Cultivating Professional Talents

With the improvement of the management mechanism of senior professionals, we divided our technicians into two groups – technology managerial and network operational – and adopted a differentiated selection, use and assessment mechanism. By carrying out a professional talent renewal and selection process in sales and marketing, wireless, mobile, IP, network security and other areas, we have picked 416 Rank B professional talents in four areas to date. To further strengthen their development, we organised various courses for Rank B professional personnel, training 675 staff in 11 sessions to improve the overall quality of their professional expertise. To strengthen the daily management and assessment of talents, we organised professional assessment tests for the 2013 Rank A and B professional personnel in early 2014. Among the 623 Rank A and B professional personnel who participated in the assessment for the year, 180 staff earned “Excellent Rating”. We maintained a stable senior level professional management team as illustrated by the mere 0.6% turnover rate among the 2014 Rank A and B professionals.

We launched senior qualification assessment programmes in engineering, economics and accounting and received applications from over 700 staff from our headquarters, Beijing office and 12 provincial companies applying for assessment. After qualification assessment, thesis and oral examination and other assessments, we accredited 506 staff, including 395 senior engineers, 84 senior economists and 27 senior accountants.

Staff capacity building

We focused on sub-dividing performance evaluation units with performance contracts and enhanced the ability of frontline staff. We implemented a unit CEO capability enhancement programme, and organised managerial training classes for over 8,000 counts of managers from county companies, over 27,000 counts of shop managers and over 21,000 counts of rural bureau secretaries. We also carried out special training camps for outstanding rural bureau secretaries and TOP shop managers, training up nearly 800 outstanding managers in the county companies.

Nurturing and introducing outstanding young talents

The Group employed 1,109 summer interns, of which 502, or 45.3%, were from 17 key colleges that we were in co-operation with. We also carried out a training programme for outstanding college graduates, and 695 outstanding college graduates were selected by 13 units.

HUMAN RESOURCES DEVELOPMENT REPORT

Remuneration and Performance Management

The remuneration of the Company’s employees comprises base salary and performance based salary, and takes into account both short and medium-to-long term incentives. In 2014, the Company persisted in determining the distribution of employees’ remuneration based on their value and contribution while tilting towards the core frontline employees. At the same time, to support sub-dividing the performance evaluation units, the Company introduced innovative distribution mechanisms to motivate and incentivise the vitality of its employees. Through measures such as market mechanism, shop manager responsibility system and bidding for the contract, the Company managed to delegate responsibilities, allocate key resources and promote independent management of operation with consistent accountability, authorities and interests. These measures unified the interests of promoting corporate development and the individual interests of employees. By directly linking up the employees’ salary level with their performance evaluation results, the Company encouraged its employees to be more productive so that they could fully realise their individual value and achieve a higher remuneration level while working for the Company.

To improve the management of our labour cost budget, we adhered to the principle of categorised management and prioritising efficiency to ensure good labour cost budgeting guidelines and budget review and approval. We motivated our provincial companies to focus on the enhancement of market share, revenue scale and corporate profitability through allocating labour cost and resources.

We innovated labour cost allocation for emerging business fields. Based on the revenue growth target of emerging business areas, we coordinated and determined the total of labour cost of emerging business units managed by the Company. By delegating the internal allocation mechanism to emerging business units, we adopted market principles and reallocated labour costs of emerging business units based on the development of the businesses and market benchmarking.

At present, China Telecom has established a relatively comprehensive performance evaluation system for all its employees. Branches of all levels have established employees’ performance evaluation teams which are led by the respective general manager of the relevant branch. The teams have formulated evaluation methods for deputies, functional departments, subordinated units and general employees of the Company. The Company managed to improve its employee evaluation and incentive mechanism and related supervision system to secure the fairness and reliability of the performance evaluation results. At the same time, it has further optimised and improved the performance evaluation system to appraise the performance by categories of business units, deputies, middle-level management and employees, enhancing the specific focus and relevance of the entire performance evaluation process.

Guaranteeing Employee Welfare

The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company adheres to offering equality of remuneration and work for male and female employees, implements special regulations to protect female

HUMAN RESOURCES DEVELOPMENT REPORT

employees’ rights and interests, and there were no discriminatory policies or regulations, and there had been no circumstance whereby child labour or forced labour was employed.

We adhered to frontline-orientated income distribution, allocated disaster relief fund to the staff affected by natural disasters and solved their practical difficulties. With a healthy system in provincial and municipal workers’ congress system, over 95% of the employees benefit and welfare policy systems were submitted to the workers’ congress for consideration. A joint conference was convened with the chairman of union to approve the “Plan on Implementation of Innovation of Labour Employment Mechanism in Authorities Delegation Operation Units” to safeguard the employees’ interests.

HUMAN RESOURCES DEVELOPMENT REPORT

Zhao Zhixian
the true life-saving hero
Tuerhung Abudoukeremu
intimate customer sevice personnel with fragrance staying in his hand after giving the rose
Xu Jun
the pioneer of Fiber Network world
Sichuan Emergency
Communication Office
our iron army of communication
Han Diankuan
the strong person who wins the startup battle
Zhou Yanlie the Besttone “Magnolia”
Hu Guoqiang
the frontline leader who is a close partner with the staff
Tan Minghe
the “Backpack Secretary”
Zeng Yu the “magical Anchor” of IT support frontline
Dan Zeng
the Tibet civilized “broadcaster”
10 Touching PEOPLE
For further information, please browse our website at www.chinatelecom-h.com/en/company/hrdev.php

CSR

CORPORATE SOCIAL RESPONSIBILITY REPORT

By adhering to the core philosophy of “comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together”, China Telecom persevered in the fulfillment of its responsibilities to stakeholders, further promoted enterprise transformation and continued to enhance its comprehensive corporate value.

Responsibilities Management
Backbone of the Nation Shouldering Heavy Responsibilities
Further Enhancing Corporate Value
Actively Offering Returns to the Society
Enjoying A New Information Life
Being a Green Integrated Information Services Provider
Growing with the Company
Corporate Responsibilities
Responsibilities towards Shareholders
Responsibilities
Social Welfare
Responsibilities towards Customers
Environmental Responsibilities
Responsibilities towards Employees
Responsible Transformation and Harmonious Development
Sustainable Development
The Road of Responsibilities

CORPORATE SOCIAL RESPONSIBILITY REPORT

I. Operating with integrity and in compliance with the laws

The Company persists in operation complying with the laws and integrity, through complying with relevant laws and regulations, industry regulations and business ethics. We have established an all-rounded and seamless compliance system featuring legal education, strengthening internal control, audit supervision, anti-corruption and comprehensive risk management. We have created a lasting, effective and standard communication mechanism in order to regulate the disclosure of corporate information. We have taken the initiative in receiving government regulation and social supervision. In accordance with changes in areas such as laws, regulations, policies and business operations, we continued to strengthen the construction of the Company’s regulatory systems. In 2014, we developed a manual and other regulations on integrity, revised and improved regulations on internal control, equity investment and contract management. We also launched the supervision and inspection of the implementation of such regulations, and made timely rectification when problems were discovered.

II. Fulfilling our essential responsibilities as a telecom operator

China Telecom regards the construction of complete and comprehensive basic networks, developing universal telecommunications services, guaranteeing emergency communications, maintaining information health, promoting indigenous innovation and facilitating industrial development as our inherent responsibilities.

Conducting the 4G hybrid network trial in an orderly manner

China Telecom implemented the national overall plan by conducting technology research and validation tests on the interoperating of the 4G hybrid network. The Company carried out 4G hybrid network construction in more than 100 major cities across the country, launched 4G services in 56 pilot cities, established 19 industrial and 78 corporate standards, and made breakthroughs in hybrid network technology.

Promoting the “Broadband China • Fibre Cities” project

As a key player for constructing China’s broadband network, during the four consecutive years since 2011, China Telecom further accelerated the construction of broadband infrastructure by promoting the FTTH construction in urban areas and applying customised techniques in broadband network construction in rural areas to speed up the installation of broadband lines in administrative villages.

As at the end of 2014, the coverage of China Telecom FTTH reached over 120 million households. Over 300,000 administrative villages in 21 provinces in southern China installed broadband lines. The Company achieved its “Broadband China • Fibre Cities” goal set in 2011 a year earlier, with the number of wireline broadband subscribers reaching 107 million, of which 42.61 million were FTTH subscribers. The percentage of broadband subscribers with 8Mbps or above reached 45.7%.

CORPORATE SOCIAL RESPONSIBILITY REPORT

Continually promoting the “Village-to-Village” projects

China Telecom continued to promote the construction of communications networks in rural areas and remote rural villages. In 2014, the Company completed the installation of broadband lines in over 4,700 administrative villages and telephone lines in over 980 natural villages. Service outlets in rural areas were also constructed in coordination with the installation. The Company strived to raise the standard of informatisation for rural areas, agricultural enterprises and individual farmers and bridge the digital divide between cities and the countryside.

Securing emergency communications

China Telecom is dedicated to securing smooth national communications. In 2014, the Company quickly responded to the rescue activities of a number of natural disasters such as the Ludian earthquake, taking initiatives to restore communication services in the affected areas within the shortest possible period of time. Throughout the year, a total of 24,000 counts of relief workers, over 5,000 counts of rescue vehicles and over 6,000 counts of emergency communications equipment were deployed for this purpose. The Company successfully accomplished the communication support tasks of important events such as the APEC Summit and the Youth Olympic Games.

III. Fulfilling our responsibilities towards our customers

Adhering to our operation philosophy of “pursuing mutual growth of corporate value and customer value”, and the service philosophy of “Customer First, Service Foremost”, China Telecom strives to protect the interests of customers according to the law. The Company also strives to understand our customer needs and provide suitable and easy-to-use products for all our customers, including individuals, households,

CORPORATE SOCIAL RESPONSIBILITY REPORT

corporations, government and social undertakings. With customer perception as a starting point, the Company incorporates customers’ demand for innovative services and continually enhances its service quality through resolving key service issues in a timely manner based on customers’ feedback to enable our customers to fully enjoy a new informatisation lifestyle. According to statistics from the Ministry of Industry and Information Technology, China Telecom continued to lead in the customer satisfaction ratings of wireline broadband services and 3G Internet services in 2014.

Launching customised 4G service plan

In July 2014, China Telecom became the first in the industry to launch customised 4G service plans, which allowed customers to enjoy “customising the plan, changing and converting the combination of services and transferring the plan to others”. Customers were able to tailor-make customised plans based on their consumption patterns and needs at a tiered pricing standard based on usage level of services including data, voice, message, and other services.

The customised plan brought new convenience to customers, including: first, there was no limit on each service including data usage, voice and message; second, upon the commencement of the service, customers could change service combinations in their customised plans based on their habits or scenarios, not only by exchanging the data usage, voice and message allowances in a certain proportion within the monthly plan, but also by transferring service allowances to other customers using the customised service plans as well.

The customised service plan has been widely acclaimed by our customers. The Company extended the same offer from online Internet channels to offline physical channels so that more customers could enjoy the customisation services and the fun brought by it.

CORPORATE SOCIAL RESPONSIBILITY REPORT

Improving people’s livelihood through “Best Pay”

Leveraging its communications advantages, China Telecom launched a series of safe and convenient online financial services including “communications plus payment” and “payment plus financial planning” under the brand name of “Best Pay”, to improve people’s livelihood through technology and to promote a smarter lifestyle. In 2014, the number of “Best Pay” users exceeded 100 million. Best Pay grew into the most extensively covered daily-life payment platform in the country, reaching a cumulative gross merchandise value of over RMB350 billion. Online financial products such as “Tianyibao” and “e-Surfing Credit” were also popular among the customers, with the number of “Tianyibao” customers reaching 3 million.

Developing new media services for clients

China Telecom actively adapted itself to the changes in mobile Internet development and customers’ demand for services. Following the idea of “services are in place wherever customers are”, we developed online sales outlets and mobile sales outlets, as well as new third-party social media customer services including YiChat, Weibo and WeChat. Customers can top up phone credits, settle payment, inquire into hot information and check plan information such as account balance, bill and reward points conveniently on their computers or mobile devices. They can also communicate real-time with customer service staff instantly for help if they encounter any difficulty.

In 2014, China Telecom further stepped up its efforts and managed its online sales outlets and mobile sales outlets operations in an efficiently-centralised manner. We realised a centralised management of the public accounts on Wechat and YiChat. At the end of 2014, the Company had acquired over 120 million users on new media customers service channels and achieved over 70 million monthly self-service volume. At the same time, the Company received “The 2014 Best China Enterprise New Media Micro Customer Service Award” from the State-owned Assets Supervision and Administration Commission of the State Council (SASAC).

After the earthquakes in Ludian County and Jinggu County, Yunnan Province and Kangding County, Sichuan Province in 2014, China Telecom took advantage of the new media and proactively participated in disseminating rescue information and implemented 24/7 content delivery mechanisms on its Weibo customer service account in a timely manner. It also linked up with the Weibo of other operators and provided timely updates to the society on the progress of the relief work of the telecommunications field. In addition, China Telecom also provided comprehensive communication support information, rapidly collecting and disseminating information on help seeking, search notices and safety report as well as spreading earthquake-related knowledge to the public, which reached over 20 million counts of people.

CORPORATE SOCIAL RESPONSIBILITY REPORT

IV. Fulfilling our responsibility towards our employees

We consider our employees to be our most valuable resource. The Company adheres to the principle of respecting people and cherishing every employee. In accordance with relevant state laws and regulations, we safeguard the interests of our employees and focus on the establishment of stable and harmonious labour relations. We value the leverage of various types of professionals and technical staff and seek to align the development of the Company with that of the staff. We support labour unions in carrying out their functions and encourage our employees to participate in the democratic management of the Company and protect their right to be the master of their own affairs.

In 2014, we continued to carry out production safety publicity and provide education and training to implement our production safety accountability system and safety management system. We continued to improve the working and living conditions of our frontline employees by implementing the construction of the “Four Smalls” initiative, namely, small canteens, small bathrooms, small washrooms and small activity rooms at the workplace with a total investment amount exceeding RMB100 million, benefiting 130,000 employees. The Company promoted sub-dividing performance evaluation units with performance contracts reform, helping frontline employees to increase their income through development.

Throughout the year, the Company devoted major efforts to implementing a capability enhancement programme for frontline “unit CEOs”. Over 8,000 counts of county (district)-level company managers, 27,000 counts of shop managers and 21,000 counts of rural bureau secretaries received training under the project. The Company organised a number of labour competitions and skills competitions to encourage our employees to share their knowledge, experience and skills, and help each other to improve their professional skills and practical experience.

All levels of the Group listened to the requests of employees and cared for the psychological well-being of our employees. The Company leveraged the “China Telecom Employees’ Honours System” to motivate employees to continue to pursue excellence. China Telecom continued to provide support for its employees who were in difficulty, regularly offering comfort to its employees and helping all employees to solve their practical difficulties and problems.

CORPORATE SOCIAL RESPONSIBILITY REPORT

V. Fulfilling our responsibility towards the environment

Establishing the concept of “Low-Carbon Telecommunications and Environmentally Friendly Development”, China Telecom is committed to being an “Environmentally Friendly Integrated Information Service Provider” by further promoting energy saving and emission reduction in the areas of procurement, construction and operations as well as enhancing environmental protections. In 2014, we intensified the application of an energy consumption monitoring system, advancing the promotion of sub-dividing energy consumption performance evaluation units, comprehensively promoting Energy Performance Contracting, steadily promoting a raise of temperature in our equipment rooms, accelerating the upgrading and service withdrawal of obsolete equipment with high energy consumption, and saving approximately 800 million kilowatt-hours of electricity in the year.

During the year, China Telecom cooperated with its parent company to jointly construct and share telecommunications infrastructure with various telecommunications operators to avoid duplicate construction, protect the natural environment and landscape, reduce the amount of land use, and reduce the consumption of energy and raw materials. The Company devoted more effort to promoting the joint construction and sharing of telecommunications infrastructure in areas such as transportation, scenic parks, and large buildings. It also focused on increasing the proportion of joint construction and sharing of tower resources, base station equipment rooms, main supplies introduction, communication poles and pipelines. We successfully completed the assessment indicators on joint construction and sharing of telecommunications infrastructure and facilities set by the Ministry of Industry and Information Technology and the SASAC with no violation of prohibitive provisions.

The Company continued to develop and promote environmentally friendly information products to help our customers’ energy saving and emission reduction, as well as environmentally friendly development.

Promoting the service withdrawal of obsolete equipment

China Telecom proactively implemented the notice of “Catalogue for Elimination of Obsolete Telecommunications Equipment with High Energy Consumption (First Batch)” issued by the Ministry of Industry and Information Technology in 2014. The Company comprehensively organised its existing network resources, developing practical elimination plans for obsolete equipment, and implementing unified deployment plans. Within the year, the Company completed the service withdrawal of over 100 toll stations, nearly 1,000 end stations and over 42 million cable ports, saving 390 million kilowatt-hours of electricity. It also devoted effort to promoting network switching of core Data Communication Network (DCN), closing down or storing inefficient business platforms on the cloud, promoting service withdrawal of obsolete equipment for Digital Data Network (DDN) and simplifying network, making remarkable achievements.

VI. Contributing to community well-being

China Telecom was consciously involved in social welfare undertakings. We supported the development of science and technology, education, culture, sports and health undertakings, caring for vulnerable groups in society and helping those in distress and poverty. We advocated and encouraged our employees to foster the volunteering spirit and participate in various forms of voluntary service activities. In 2014, we continued to assist our parent company with promoting poverty alleviation and assistance in Tibet. We participated in

CORPORATE SOCIAL RESPONSIBILITY REPORT

a variety of assistance programmes in Bianba County, Tibet Autonomous Region, Yanyuan County and Muli County, Sichuan Province and Shufu County, Xinjiang Uygur Autonomous Region. The Company assisted with projects in relation to infrastructure construction, informatisation, education and training, agriculture, health and science and technology.

In 2015, China Telecom will further deepen its reform and promote its Internet operations. We will play an active role in implementing industrialisation, informatisation, urbanisation and agricultural modernisation in the process of their development. We will assist with the transformation and upgrade of various sectors and industries, while creating value in our business for stakeholders. We will also strive to make new contributions to build a well-off society.

FINANCIAL

              STATEMENTS

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF CHINA TELECOM CORPORATION LIMITED

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 120 to 193, which comprise the consolidated and company statements of financial position as at 31 December 2014, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

18 March 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2014 (Amounts in millions)

	Note	31 December 2014 RMB	31 December 2013 RMB
ASSETS

Non-current assets
Property, plant and equipment, net	4	372,876	374,341
Construction in progress	5	53,181	44,157
Lease prepayments		24,410	25,007
Goodwill	6	29,917	29,917
Intangible assets	7	8,984	8,045
Interests in associates	9	4,106	1,106
Investments	10	972	1,026
Deferred tax assets	11	3,232	2,927
Other assets	19	4,053	3,930

Total non-current assets		501,731	490,456
Current assets
Inventories	12	4,225	6,523
Income tax recoverable		1,360	312
Accounts receivable, net	13	21,562	20,022
Prepayments and other current assets	14	10,581	7,569
Short-term bank deposits		1,379	2,287
Cash and cash equivalents	15	20,436	16,070

Total current assets		59,543	52,783

Total assets		561,274	543,239

The notes on pages 128 to 193 form part of these financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2014 (Amounts in millions)

	Note	31 December 2014 RMB	31 December 2013 RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt	16	43,976	27,687
Current portion of long-term debt	16	82	20,072
Accounts payable	17	88,458	81,132
Accrued expenses and other payables	18	72,442	69,633
Income tax payable		307	371
Current portion of finance lease obligations		—	1
Current portion of deferred revenues	19	1,060	1,202

Total current liabilities		206,325	200,098

Net current liabilities		(146,782)	(147,315)

Total assets less current liabilities		354,949	343,141

Non-current liabilities
Long-term debt and payable	16	62,918	62,617
Deferred revenues	19	798	1,229
Deferred tax liabilities	11	1,125	631

Total non-current liabilities		64,841	64,477

Total liabilities		271,166	264,575

Equity
Share capital	20	80,932	80,932
Reserves	21	208,251	196,809

Total equity attributable to equity holders of the Company		289,183	277,741
Non-controlling interests		925	923

Total equity		290,108	278,664

Total liabilities and equity		561,274	543,239

Approved and authorised for issue by the Board of Directors on 18 March 2015.

Wang Xiaochu	Yang Jie	Ke Ruiwen
Chairman and	Executive Director,	Executive Director and
Chief Executive Officer	President and	Executive Vice President
Chief Operating Officer

The notes on pages 128 to 193 form part of these financial statements.

STATEMENT OF FINANCIAL POSITION

at 31 December 2014 (Amounts in millions)

	Note	31 December 2014 RMB	31 December 2013 RMB
ASSETS

Non-current assets
Property, plant and equipment, net	4	370,796	372,222
Construction in progress	5	52,502	43,806
Lease prepayments		24,393	24,990
Goodwill	6	29,877	29,877
Intangible assets	7	8,456	7,662
Investments in subsidiaries	8	6,060	6,015
Interests in associates	9	3,554	564
Investments	10	971	1,025
Deferred tax assets	11	2,943	2,647
Other assets	19	3,881	3,800

Total non-current assets		503,433	492,608
Current assets
Inventories	12	2,022	3,203
Income tax recoverable		1,339	306
Accounts receivable, net	13	20,309	19,326
Prepayments and other current assets	14	7,936	5,951
Short-term bank deposits		52	30
Cash and cash equivalents	15	9,616	8,211

Total current assets		41,274	37,027

Total assets		544,707	529,635

The notes on pages 128 to 193 form part of these financial statements.

STATEMENT OF FINANCIAL POSITION

at 31 December 2014 (Amounts in millions)

	Note	31 December 2014 RMB	31 December 2013 RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt	16	43,835	27,578
Current portion of long-term debt	16	82	20,072
Accounts payable	17	85,291	78,199
Accrued expenses and other payables	18	66,423	65,473
Income tax payable		190	201
Current portion of finance lease obligations		—	1
Current portion of deferred revenues	19	1,055	1,201

Total current liabilities		196,876	192,725
Net current liabilities		(155,602)	(155,698)

Total assets less current liabilities		347,831	336,910

Non-current liabilities
Long-term debt and payable	16	62,915	62,617
Deferred revenues	19	798	1,229
Deferred tax liabilities	11	996	505

Total non-current liabilities		64,709	64,351

Total liabilities		261,585	257,076

Equity
Share capital	20	80,932	80,932
Reserves	21	202,190	191,627

Total equity		283,122	272,559

Total liabilities and equity		544,707	529,635

Approved and authorised for issue by the Board of Directors on 18 March 2015.

Wang Xiaochu	Yang Jie	Ke Ruiwen
Chairman and	Executive Director,	Executive Director and
Chief Executive Officer	President and	Executive Vice President
Chief Operating Officer

The notes on pages 128 to 193 form part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2014 (Amounts in millions, except per share data)

	Note	2014 RMB	2013 RMB
Operating revenues	22	324,394	321,584

Operating expenses
Depreciation and amortisation		(66,345)	(69,083)
Network operations and support	23	(68,651)	(53,102)
Selling, general and administrative		(62,719)	(70,448)
Personnel expenses	24	(50,653)	(46,723)
Other operating expenses	25	(47,518)	(54,760)

Total operating expenses	26	(295,886)	(294,116)

Operating profit		28,508	27,468
Net finance costs	27	(5,291)	(5,153)
Investment income		6	670
Share of profits of associates		34	103

Profit before taxation		23,257	23,088
Income tax	28	(5,498)	(5,422)

Profit for the year		17,759	17,666

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		(54)	414
Deferred tax on change in fair value of available-for-sale equity securities		14	(104)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		3	(79)
Share of other comprehensive income of associates		(3)	5

Other comprehensive income for the year, net of tax		(40)	236

Total comprehensive income for the year		17,719	17,902

Profit attributable to:
Equity holders of the Company		17,680	17,545
Non-controlling interests		79	121

Profit for the year		17,759	17,666

Total comprehensive income attributable to:
Equity holders of the Company		17,640	17,781
Non-controlling interests		79	121

Total comprehensive income for the year		17,719	17,902

Basic earnings per share	33	0.22	0.22

Number of shares (in millions)	33	80,932	80,932

The notes on pages 128 to 193 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2014 (Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance as at 1 January 2013		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100
Profit for the year		—	—	—	—	—	—	17,545	17,545	121	17,666
Other comprehensive income		—	—	—	—	315	(79)	—	236	—	236

Total comprehensive income		—	—	—	—	315	(79)	17,545	17,781	121	17,902

Contribution from non-controlling interests		—	141	—	—	—	—	—	141	59	200
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Acquisition of the Seventh Acquired Company	1	—	(278)	—	—	—	—	—	(278)	—	(278)
Dividends	32	—	—	—	—	—	—	(5,433)	(5,433)	—	(5,433)
Appropriations	21	—	—	—	1,663	—	—	(1,663)	—	—	—
Disposal of a subsidiary		—	380	—	—	—	—	11	391	(144)	247

Balance as at 31 December 2013		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664

Profit for the year		—	—	—	—	—	—	17,680	17,680	79	17,759
Other comprehensive income		—	—	—	—	(43)	3	—	(40)	—	(40)

Total comprehensive income		—	—	—	—	(43)	3	17,680	17,640	79	17,719

Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(77)	(77)
Dividends	32	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)
Appropriations	21	—	—	—	1,680	—	—	(1,680)	—	—	—

Balance as at 31 December 2014		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108

The notes on pages 128 to 193 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2014 (Amounts in millions)

	Note	2014 RMB	2013 RMB
Net cash from operating activities	(a)	96,405	88,351

Cash flows used in investing activities
Capital expenditure		(80,273)	(70,921)
Lease prepayments		(184)	(111)
Purchase of investments		(2,990)	—
Proceeds from disposal of property, plant and equipment		710	1,538
Proceeds from disposal of lease prepayments		121	360
Net cash inflow from disposal of a subsidiary		—	512
Purchase of short-term bank deposits		(2,566)	(2,750)
Maturity of short-term bank deposits		3,474	3,193
Payment for the payable to China Telecommunications Corporation related to the Mobile Network Acquisition (as defined in Note 16)		—	(14,269)
Payment for the first installment of the Mobile Network Acquisition		—	(25,500)

Net cash used in investing activities		(81,708)	(107,948)

Cash flows (used in)/from financing activities
Principal element of finance lease payments		(1)	(2)
Proceeds from bank and other loans		53,022	54,983
Repayment of bank and other loans		(56,819)	(44,053)
Payment of dividends		(6,198)	(5,433)
Payment of the acquisition price of the Seventh Acquisition	(b)	(278)	—
Net cash (distributions to)/contributions from non-controlling interests		(53)	142

Net cash (used in)/from financing activities		(10,327)	5,637

Net increase/(decrease) in cash and cash equivalents		4,370	(13,960)
Cash and cash equivalents at 1 January		16,070	30,099
Effect of changes in foreign exchange rate		(4)	(69)

Cash and cash equivalents at 31 December		20,436	16,070

The notes on pages 128 to 193 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 31 December 2014 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2014 RMB	2013 RMB
Profit before taxation	23,257	23,088
Adjustments for:
Depreciation and amortisation	66,345	69,083
Impairment losses for doubtful debts	2,084	1,744
Write down of inventories	151	360
Investment income	(6)	(670)
Share of profits of associates	(34)	(103)
Interest income	(304)	(361)
Interest expense	5,650	5,511
Unrealised foreign exchange (gain)/loss	(55)	3
Loss/(gain) on retirement and disposal of property, plant and equipment	2,287	(1,021)

Operating profit before changes in working capital	99,375	97,634
Increase in accounts receivable	(3,594)	(3,156)
Decrease/(increase) in inventories	2,280	(955)
Increase in prepayments and other current assets	(2,359)	(1,077)
(Increase)/decrease in other assets	(2)	294
Increase in accounts payable	6,473	3,210
Increase in accrued expenses and other payables	6,571	3,148
Decrease in deferred revenues	(573)	(1,014)

Cash generated from operations	108,171	98,084
Interest received	305	358
Interest paid	(5,693)	(5,573)
Investment income received	29	21
Income tax paid	(6,407)	(4,539)

Net cash from operating activities	96,405	88,351

(b)	The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom (Europe) Limited, a wholly owned subsidiary of China Telecommunications Corporation, by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) from China Telecommunications Corporation on 31 December 2013.

The notes on pages 128 to 193 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

Organisation

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

On 31 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million (hereinafter, referred to as the “First Acquisition”).

On 30 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million (hereinafter, referred to as the “Second Acquisition”).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

On 30 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), CT Global and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”).

On 30 June 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”).

On 1 August 2011 and 1 December 2011, the subsidiaries of the Company, E-surfing Pay Co., Ltd and E-surfing Media Co., Ltd., acquired the e-commerce business and video media business (collectively the “Fifth Acquired Group”) from China Telecommunications Corporation and its subsidiaries for a total purchase price of RMB61 million (hereinafter, referred to as the “Fifth Acquisition”).

On 30 April 2012, the Company acquired the digital trunking business (the “Sixth Acquired Business”) from Besttone Holding Co., Ltd., a subsidiary of China Telecommunications Corporation, at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”).

On 30 June 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The final consideration for the disposal of the equity interest in E-surfing was arrived at RMB1,248 million.

On 31 December 2013, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation for a total purchase price of RMB278 million (hereinafter, referred to as the “Seventh Acquisition”), and was paid by 30 June 2014.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group, the Fourth Acquired Company, the Fifth Acquired Group, the Sixth Acquired Business and the Seventh Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group and the Acquired Groups are under common control of China Telecommunications Corporation, the Group’s acquisitions of the Acquired Groups have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The considerations for the acquisition of the Acquired Groups are accounted for as an equity transaction in the consolidated statement of changes in equity.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Set up of a subsidiary

On 17 June 2014, the Group set up a subsidiary, Chengdu E-store Technology Co., Ltd, which engages in software technology development.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value (Note 2(m)).

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that management believes are reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(a)	Basis of preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 40.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates.

A subsidiary is an entity controlled by the Company. When fulfilling the following conditions, the Company has control over an entity: (a) has power over an investee, (b) has exposure, or rights, to variable returns from its involvement with the investee, and (c) has the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing whether the Company has power, only substantive rights (held by the Company and other parties) are considered.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to non-controlling interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the non-controlling interests and the equity holders of the Company. Non-controlling interests represent the equity in subsidiaries not attributable directly or indirectly to the Company. For each business combination, the Group measures the non-controlling interests at the proportionate share, of the acquisition date, of fair value of the subsidiary’s net identifiable assets. Non-controlling interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from the equity of the Company’s equity holders. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised. When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s net identifiable assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the Group’s equity share of the post-acquisition changes in the associate’s net assets and any impairment loss relating to the investment. When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

All significant intercompany balances and transactions and unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland China is RMB. The functional currency of the Group’s foreign operations is the currency of the primary economic environment in which the foreign operations operate. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of the Group’s foreign operations are translated into RMB at average rate prevailing during the year. Assets and liabilities of the Group’s foreign operations are translated into RMB at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less allowance for doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost less allowance for doubtful debts.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion, the estimated costs to make the sale and the related tax expenses.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2014, the carrying amount of assets held under finance leases was RMB18 million (2013: RMB28 million).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment (continued)

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit or loss on the date of disposal.

Depreciation is provided to write off the cost of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost or deemed cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, capitalisation of interest charge, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the CDMA business (as defined in Note 6) acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 7).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA business acquisition are recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of five years. By the end of the expected customer relationship period, fully amortised customer relationships were written off.

(l)	Investments in subsidiaries

In the Company’s stand-alone statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

(m)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. For investments in available-for-sale equity securities, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).

(n)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(o)	Impairment

(i)	Impairment of accounts and other receivables and investments in equity securities carried at cost

Accounts and other receivables and investments in equity securities carried at cost are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor/issuer.

The impairment loss for accounts and other receivables is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the financial asset’s original effective interest rate where the effect of discounting is material, and is recognised as an expense in profit or loss.

The impairment loss for investments in equity securities carried at cost is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss.

Impairment losses for accounts and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(o)	Impairment (continued)

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation and amortisation had the write-down not occurred. An impairment loss in respect of goodwill is not reversed. For the years presented, no reversal of impairment loss was recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(p)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, domestic long distance and international, Hong Kong, Macau and Taiwan long distance usage are recognised as the services are provided.

(ii)	Fees received for wireline installation charges for periods prior to 1 January 2012 are deferred and recognised over the expected customer relationship period. The direct costs associated with the installation of wireline services are deferred to the extent of the installation fees and amortised over the same expected customer relationship period. From 2012 onwards, since the amounts of fees received and the associated direct costs incurred are insignificant, the fees and associated direct costs are not deferred, and are recognized in profit or loss when received or incurred.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers.

(iv)	Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services is recognised when the services are provided to customers.

Revenue from value-added services in which no third party service providers are involved, such as caller display and Internet data center services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that the Group is acting as principal in the arrangements with third parties:

i)	The Group is responsible for providing the applications or services desired by customers, and takes responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by customers;

ii)	The Group takes title of the inventory of the applications before they are ordered by customers;

iii)	The Group has risks and rewards of ownership, such as risks of loss for collection from customers after applications or services are provided to customers;

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(p)	Revenue recognition (continued)

iv)	The Group establishes selling prices with customers;

v)	The Group can modify the applications or perform part of the services;

vi)	The Group has discretion in selecting suppliers used to fulfill an order; and

vii)	The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risks and responsibilities exist in the arrangements with third parties, the Group is acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognised on a gross basis. If majority of the indicators of risks and responsibilities do not exist in the arrangements with third parties, the Group is acting as an agent, and revenues for these services are recognised on a net basis.

(vi)	Revenue from the provision of Internet and telecommunications network resource services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(x)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers. Revenue from repair and maintenance of equipment is recognised when the service is provided to customers.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(p)	Revenue recognition (continued)

The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunications services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognises revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognised based upon the actual usage of such services. During each of the years in the two-year period ended 31 December 2014, a substantial portion of the total contract consideration is allocated to the provision of telecommunications services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration.

(q)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB26,122 million for the year ended 31 December 2014 (2013: RMB36,490 million), among which, the costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service amounted to RMB15,340 million for the year ended 31 December 2014 (2013: RMB22,795 million).

(r)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(s)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2014, research and development expense was RMB607 million (2013: RMB630 million).

(t)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government and defined contribution retirement plans administered by independent external parties are recognised in profit or loss as incurred. Further information is set out in Note 38.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 39.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Accounts and other payables

Accounts and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(x)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(y)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

2.	Significant Accounting Policies (continued)

(z)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	The entity is an associate or joint venture of the Group (or an associate or joint venture of a member of a group of which the Group is a member); or the Group is an associate or joint venture of the entity (or an associate or joint venture of a member of a group of which the entity is a member);

(iii)	The entity and the Group are joint ventures of the same third party;

(iv)	The entity is a joint venture of a third entity and the Group is an associate of the third entity; or the Group is a joint venture of a third entity and the entity is an associate of the third entity;

(v)	The entity is controlled or jointly controlled by a person identified in (a);

(vi)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(aa)	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

3.	Application of New and Revised International Financial Reporting Standards

The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after 1 January 2014. The Group has applied the following new interpretation and amendments to IFRSs that are effective for the current year:

•	Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

•	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

•	IFRIC 21, “Levies”

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period (Note 41).

Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the criterion that an entity “currently has a legally enforceable right to set off the recognised amounts” and “intends either to settle on a net basis, or to realise the assets and settle the liability simultaneously”. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements. The application of the amendments has no significant impact on the Group’s consolidated financial statements.

IFRIC 21, “Levies”

The interpretation defines a levy as a payment to a government for which an entity receives no specific goods or services. A liability is recognised when the obligating event occurs. The obligating event is the activity that triggers payment of the levy. This is typically specified in the legislation that imposes the levy. The application of the interpretation has no significant impact on the Group’s consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

4.	Property, Plant and Equipment, Net

The Group

	Buildings and improvements RMB millions	Telecomm- unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2013	92,521	791,159	26,909	910,589
Additions	560	1,367	955	2,882
Transferred from construction in progress	2,926	58,424	1,494	62,844
Disposals	(657)	(14,915)	(1,126)	(16,698)
Reclassification	61	(175)	114	—

Balance at 31 December 2013	95,411	835,860	28,346	959,617

Additions	726	1,254	703	2,683
Transferred from construction in progress	2,661	57,880	1,497	62,038
Disposals	(642)	(74,688)	(1,670)	(77,000)
Reclassification	(2)	67	(65)	—

Balance at 31 December 2014	98,154	820,373	28,811	947,338

Accumulated depreciation and impairment:
Balance at 1 January 2013	(36,248)	(481,932)	(18,628)	(536,808)
Depreciation charge for the year	(4,776)	(56,794)	(2,294)	(63,864)
Written back on disposal	540	13,819	1,037	15,396
Reclassification	(21)	44	(23)	—

Balance at 31 December 2013	(40,505)	(524,863)	(19,908)	(585,276)

Depreciation charge for the year	(4,735)	(55,687)	(2,266)	(62,688)
Written back on disposal	592	71,351	1,559	73,502
Reclassification	2	(7)	5	—

Balance at 31 December 2014	(44,646)	(509,206)	(20,610)	(574,462)

Net book value at 31 December 2014	53,508	311,167	8,201	372,876

Net book value at 31 December 2013	54,906	310,997	8,438	374,341

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

4.	Property, Plant and Equipment, Net (continued)

The Company

	Buildings and improvements RMB millions	Telecomm- unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/Deemed cost:
Balance at 1 January 2013	91,906	788,483	25,774	906,163
Additions	544	1,335	906	2,785
Transferred from construction in progress	2,874	57,962	1,463	62,299
Disposals	(630)	(14,855)	(958)	(16,443)
Reclassification	60	(176)	116	—

Balance at 31 December 2013	94,754	832,749	27,301	954,804

Additions	690	1,192	658	2,540
Transferred from construction in progress	2,606	57,618	1,455	61,679
Disposals	(610)	(74,546)	(1,475)	(76,631)
Reclassification	(2)	71	(69)	—

Balance at 31 December 2014	97,438	817,084	27,870	942,392

Accumulated depreciation and impairment:
Balance at 1 January 2013	(36,015)	(480,431)	(17,979)	(534,425)
Depreciation charge for the year	(4,692)	(56,556)	(2,141)	(63,389)
Written back on disposal	519	13,801	912	15,232
Reclassification	(21)	40	(19)	—

Balance at 31 December 2013	(40,209)	(523,146)	(19,227)	(582,582)

Depreciation charge for the year	(4,644)	(55,413)	(2,145)	(62,202)
Written back on disposal	561	71,206	1,421	73,188
Reclassification	2	(7)	5	—

Balance at 31 December 2014	(44,290)	(507,360)	(19,946)	(571,596)

Net book value at 31 December 2014	53,148	309,724	7,924	370,796

Net book value at 31 December 2013	54,545	309,603	8,074	372,222

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

5.	Construction in Progress

	The Group RMB millions	The Company RMB millions
Balance at 1 January 2013	32,500	32,080
Additions	77,364	76,814
Transferred to property, plant and equipment	(62,844)	(62,299)
Transferred to intangible assets	(2,863)	(2,789)

Balance at 31 December 2013	44,157	43,806
Additions	74,585	73,801
Transferred to property, plant and equipment	(62,038)	(61,679)
Transferred to intangible assets	(3,523)	(3,426)

Balance at 31 December 2014	53,181	52,502

6.	Goodwill

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Cost:
Goodwill arising from acquisition of CDMA business	29,917	29,917	29,877	29,877

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million, which was fully settled as at 31 December 2010. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunications business.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

6.	Goodwill (continued)

For the purpose of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunications business. The recoverable amount of the Group’s telecommunications business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10.3% (2013: 10.6%). Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1.5%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information and operational data.

7.	Intangible Assets

The Group

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2013	14,988	11,238	26,226
Additions	461	—	461
Transferred from construction in progress	2,863	—	2,863
Disposals/written-off	(221)	(11,238)	(11,459)

Balance at 31 December 2013	18,091	—	18,091

Additions	378	—	378
Transferred from construction in progress	3,523	—	3,523
Disposals	(239)	—	(239)

Balance at 31 December 2014	21,753	—	21,753

Accumulated amortisation and impairment:
Balance at 1 January 2013	(7,458)	(9,554)	(17,012)
Amortisation charge for the year	(2,787)	(1,684)	(4,471)
Written back on disposal/written-off	199	11,238	11,437

Balance at 31 December 2013	(10,046)	—	(10,046)

Amortisation charge for the year	(2,923)	—	(2,923)
Written back on disposal	200	—	200

Balance at 31 December 2014	(12,769)	—	(12,769)

Net book value at 31 December 2014	8,984	—	8,984

Net book value at 31 December 2013	8,045	—	8,045

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

7.	Intangible Assets (continued)

The Company

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions
Cost:
Balance at 1 January 2013	14,532	11,238	25,770
Additions	327	—	327
Transferred from construction in progress	2,789	—	2,789
Disposals/written-off	(192)	(11,238)	(11,430)

Balance at 31 December 2013	17,456	—	17,456

Additions	245	—	245
Transferred from construction in progress	3,426	—	3,426
Disposals	(233)	—	(233)

Balance at 31 December 2014	20,894	—	20,894

Accumulated amortisation and impairment:
Balance at 1 January 2013.	(7,254)	(9,554)	(16,808)
Amortisation charge for the year	(2,729)	(1,684)	(4,413)
Written back on disposal/written-off	189	11,238	11,427

Balance at 31 December 2013	(9,794)	—	(9,794)

Amortisation charge for the year	(2,841)	—	(2,841)
Written back on disposal	197	—	197

Balance at 31 December 2014	(12,438)	—	(12,438)

Net book value at 31 December 2014	8,456	—	8,456

Net book value at 31 December 2013	7,662	—	7,662

8.	Investments in Subsidiaries

	The Company
	2014 RMB millions	2013 RMB millions
Unquoted investments, at cost	6,060	6,015

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

8.	Investments in Subsidiaries (continued)

Details of the Company’s subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2014 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity
China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC		392	Provision of system integration and consulting services

China Telecom Global Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$	168 million	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$	43 million	Provision of telecommunications services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC		350	Provision of Best Tone information services

China Telecom (Macau) Company Limited	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP	60 million	Provision of telecommunications services

Tianyi Telecom Terminals Company Limited	Limited Company	1 July 2005	PRC		500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$	1	Provision of international value-added network services

E-surfing Pay Co., Ltd	Limited Company	3 March 2011	PRC		300	Provision of e-commerce services

Shenzhen Shekou Telecommunications Company Limited	Limited Company	5 May 1984	PRC		91	Provision of telecommunications services

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

8.	Investments in Subsidiaries (continued)

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)		Principal activity
China Telecom (Australia) Pty Ltd	Limited Company	10 January 2011	Australia	AUD	1 million	Provision of international value-added network services

China Telecom Korea Co., Ltd	Limited Company	16 May 2012	South Korea	KRW	500 million	Provision of international value-added network services

China Telecom (Malaysia) SDN BHD	Limited Company	26 June 2012	Malaysia	RM	500,000	Provision of international value-added network services

China Telecom Information Technology (Vietnam) Co., Ltd	Limited Company	9 July 2012	Vietnam	VND	6,300 million	Provision of international value-added network services

iMUSIC Culture & Technology Co., Ltd.	Limited Company	9 June 2013	PRC		250	Provision of music production and related information services

China Telecom (Europe) Limited	Limited Company	2 March 2006	The United Kingdom of Great Britain and Northern Ireland	GBP	16.15 million	Provision of international value-added network services

Zhejiang Yixin Technology Co., Ltd.	Limited Company	19 August 2013	PRC		10	Provision of instant messenger service

Chengdu E-store Technology Co., Ltd	Limited Company	17 June 2014	PRC		45	Provision of software technology

Except for Shenzhen Shekou Telecommunications Company Limited which is 51% owned by the Company and Zhejiang Yixin Technology Co., Ltd. which is 73% owned by the Company, all of the above subsidiaries are directly or indirectly wholly-owned by the Company. No subsidiaries of the Group have material non-controlling interest.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

9.	Interests in Associates

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Unlisted equity investments, at cost	3,219	229	3,554	564
Share of post-acquisition changes in net assets	887	877	—	—

	4,106	1,106	3,554	564

The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method, respectively, and are individually and in aggregate not material to the Group’s financial position or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
China Tower Corporation Limited	29.9%	Construction, maintenance and operation of telecommunications towers as well as ancillary facilities
Shanghai Information Investment Incorporation	24.0%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

9.	Interests in Associates (continued)

Summarised financial information of the Group’s principal associates and reconciled to the carrying amounts in the Group’s consolidated financial statements are disclosed below:

China Tower Corporation Limited 2014 RMB millions
Current assets	9,676
Non-current assets	454
Current liabilities	244
Non-current liabilities	—

Operating revenues	—
Loss for the year	(114)
Other comprehensive income for the year	—
Total comprehensive income for the year	(114)

Dividend received from the associate	—

Reconciled to the Group’s interests in the associate
Net assets of the associate	9,886
Non-controlling interests of the associate	—
Group’s effective interest in the associate	29.9%
Group’s share of net assets of the associate	2,956

Carrying amount of the associate in the consolidated financial statements of the Group	2,956

China Tower Corporation Limited was set up in July 2014, so no comparative figures are presented.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

9.	Interests in Associates (continued)

	Shanghai Information Investment Incorporation
	2014 RMB millions	2013 RMB millions
Current assets	6,309	5,721
Non-current assets	7,773	7,683
Current liabilities	4,887	4,795
Non-current liabilities	3,680	3,265

Operating revenues	3,740	3,772
Profit for the year	236	267
Other comprehensive income for the year	—	(1)
Total comprehensive income for the year	236	266

Dividend received from the associate	10	8

Reconciled to the Group’s interests in the associate
Net assets of the associate	5,515	5,344
Non-controlling interests of the associate	(1,738)	(1,733)
Group’s effective interest in the associate	24.0%	24.0%
Group’s share of net assets of the associate	906	867

Carrying amount of the associate in the consolidated financial statements of the Group	906	867

10.	Investments

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Available-for-sale equity securities	945	999	944	998
Other unlisted equity investments	27	27	27	27

	972	1,026	971	1,025

Other unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

11.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and statement of financial position and the movements are as follows:

The Group

	Assets		Liabilities		Net Balance
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,156	1,071	—	—	1,156	1,071
Property, plant and equipment	1,788	1,431	(773)	(184)	1,015	1,247
Deferred revenues and installation costs	288	425	(189)	(270)	99	155
Available-for-sale equity securities	—	—	(163)	(177)	(163)	(177)

Deferred tax assets/(liabilities)	3,232	2,927	(1,125)	(631)	2,107	2,296

	Balance at 1 January 2013 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	Balance at 31 December 2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	85	1,156
Property, plant and equipment	1,247	(232)	1,015
Deferred revenues and installation costs	155	(56)	99
Available-for-sale equity securities	(177)	14	(163)

Net deferred tax assets	2,296	(189)	2,107

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

11.	Deferred Tax Assets and Liabilities (Continued)

The Company

	Assets		Liabilities		Net Balance
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,097	990	—	—	1,097	990
Property, plant and equipment	1,558	1,232	(736)	(149)	822	1,083
Deferred revenues and installation costs	288	425	(189)	(271)	99	154
Available-for-sale equity securities	—	—	(71)	(85)	(71)	(85)

Deferred tax assets/(liabilities)	2,943	2,647	(996)	(505)	1,947	2,142

	Balance at 1 January 2013 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	982	8	990
Property, plant and equipment	852	231	1,083
Deferred revenues and installation costs	237	(83)	154
Available-for-sale equity securities	18	(103)	(85)

Net deferred tax assets	2,089	53	2,142

	Balance at 1 January 2014 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2014 RMB millions
Provisions and impairment losses, primarily for doubtful debts	990	107	1,097
Property, plant and equipment	1,083	(261)	822
Deferred revenues and installation costs	154	(55)	99
Available-for-sale equity securities	(85)	14	(71)

Net deferred tax assets	2,142	(195)	1,947

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

12.	Inventories

Inventories represent:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Materials and supplies	789	905	779	893
Goods for resale	3,436	5,618	1,243	2,310

	4,225	6,523	2,022	3,203

13.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

		The Group		The Company
	Note	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Accounts receivable
Third parties		22,853	21,293	20,456	19,454
China Telecom Group	(i)	329	391	135	181
Other telecommunications operators in the PRC		858	536	848	527
Subsidiaries		—	—	1,273	1,306

		24,040	22,220	22,712	21,468
Less: Allowance for doubtful debts		(2,478)	(2,198)	(2,403)	(2,142)

		21,562	20,022	20,309	19,326

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

13.	Accounts Receivable, Net (continued)

The following table summarises the changes in allowance for doubtful debts:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
At beginning of year	2,198	2,024	2,142	1,961
Impairment losses for doubtful debts	2,075	1,740	2,039	1,721
Accounts receivable written off	(1,795)	(1,566)	(1,778)	(1,540)

At end of year	2,478	2,198	2,403	2,142

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Current, within 1 month	11,273	11,887	11,172	11,725
1 to 3 months	2,600	2,438	2,541	2,390
4 to 12 months	1,865	1,784	1,851	1,769
More than 12 months	660	488	656	487

	16,398	16,597	16,220	16,371
Less: Allowance for doubtful debts	(2,355)	(2,122)	(2,336)	(2,105)

	14,043	14,475	13,884	14,266

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Current, within 1 month	3,012	2,436	2,809	2,448
1 to 3 months	1,679	1,169	1,449	1,010
4 to 12 months	1,924	1,302	1,446	1,054
More than 12 months	1,027	716	788	585

	7,642	5,623	6,492	5,097
Less: Allowance for doubtful debts	(123)	(76)	(67)	(37)

	7,519	5,547	6,425	5,060

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

13.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable that are not impaired is as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Not past due	19,408	17,839	18,214	17,190

Less than 1 month past due	1,356	1,206	1,330	1,184
1 to 3 months past due	798	977	765	952

Amounts past due	2,154	2,183	2,095	2,136

	21,562	20,022	20,309	19,326

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

14.	Prepayments and Other Current Assets

Prepayments and other current assets represent:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Amounts due from China Telecom Group	818	1,037	753	828
Amounts due from subsidiaries	—	—	378	746
Amounts due from other telecommunications operators in the PRC	414	472	411	472
Prepayments in connection with construction work and equipment purchases	1,895	1,213	943	476
Prepaid expenses and deposits	3,398	2,418	2,978	2,009
Value-added tax recoverable	1,072	359	906	80
Other receivables	2,984	2,070	1,567	1,340

	10,581	7,569	7,936	5,951

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

15.	Cash and Cash Equivalents

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Cash at bank and in hand	18,660	14,639	9,509	8,105
Time deposits with original maturity within three months	1,776	1,431	107	106

	20,436	16,070	9,616	8,211

16.	Short-term and Long-term Debt and Payable

Short-term debt comprises:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Loans from banks – unsecured	5,399	5,443	5,376	5,416
Super short-term commercial papers – unsecured	18,997	—	18,997	—
Other loans – unsecured	182	182	182	182
Loans from China Telecom Group – unsecured	19,398	22,062	19,280	21,980

Total short-term debt	43,976	27,687	43,835	27,578

The weighted average interest rate of the Group’s and the Company’s total short-term debt as at 31 December 2014 was 5.1% (2013: 4.7%) per annum and 5.1% (2013: 4.7%) per annum respectively. As at 31 December 2014, the Group’s and the Company’s loans from banks and other loans bear interest at rates ranging from 4.5% to 11.0% (2013: 4.5% to 6.0%) per annum and rates ranging from 4.5% to 6.0% (2013: 4.5% to 6.0%) per annum respectively, and are repayable within one year; super short-term commercial papers amounting to RMB7 billion bear interest at a fixed rate of 5.30% per annum and are repayable in March 2015 while two batches of RMB6 billion super short-term commercial papers bear interest at a fixed rate of 5.55% per annum and were repaid in January 2015; the loans from China Telecom Group bear interest at rate of 4.5% (2013: 4.5%) per annum and are repayable within one year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

16.	Short-term and Long-term Debt and Payable (continued)

Long-term debt and payable comprises:

		The Group		The Company
	Interest rates and final maturity	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Bank loans – unsecured
Renminbi denominated	Interest rates ranging from 3.60% to 7.04% per annum with maturities through 2020	10	10	10	10

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	491	534	491	534

Euro denominated	Interest rate of 2.30% per annum with maturities through 2032	349	428	349	428

Other currencies denominated		15	20	15	20

		865	992	865	992

Other loans – unsecured
Renminbi denominated		1	1	1	1

Medium-term notes – unsecured (Note (i))		—	19,986	—	19,986

Amount due to China Telecommunications Corporation – unsecured
Deferred consideration of Mobile Network Acquisition – Renminbi denominated (Note (ii))		61,710	61,710	61,710	61,710

Others		424	—	421	—

Total long-term debt and payable		63,000	82,689	62,997	82,689

Less: Current portion		(82)	(20,072)	(82)	(20,072)

Non-current portion		62,918	62,617	62,915	62,617

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

16.	Short-term and Long-term Debt and Payable (continued)

Note:

(i)	On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. These medium-term notes were repaid by the Company on 29 December 2014.
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The interest rates for 2014 and 2015 are 6.25% and 5.11%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The aggregate maturities of the Group’s and the Company’s long-term debt and payable subsequent to 31 December 2014 are as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Within 1 year	82	20,072	82	20,072
Between 1 to 2 years	82	85	82	85
Between 2 to 3 years	61,792	86	61,792	86
Between 3 to 4 years	71	61,796	71	61,796
Between 4 to 5 years	71	74	71	74
Thereafter	902	576	899	576

	63,000	82,689	62,997	82,689

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 31 December 2014, the Group and the Company have unutilised committed credit facilities amounting to RMB130,488 million (2013: RMB157,694 million) and RMB130,488 million (2013: RMB157,694 million) respectively.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

17.	Accounts Payable

Accounts payable are analysed as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Third parties	71,934	66,115	65,991	60,213
China Telecom Group	15,667	13,905	14,979	13,276
Other telecommunications operators in the PRC	857	1,112	856	1,110
Subsidiaries	—	—	3,465	3,600

	88,458	81,132	85,291	78,199

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Due within 1 month or on demand	17,783	19,349	14,089	15,370
Due after 1 month but within 3 months	11,678	16,178	11,481	15,968
Due after 3 months but within 6 months	14,825	15,396	14,600	15,161
Due after 6 months	44,172	30,209	45,121	31,700

	88,458	81,132	85,291	78,199

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

18.	Accrued Expenses and Other Payables

Accrued expenses and other payables represent:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Amounts due to China Telecom Group	1,043	1,690	847	849
Amounts due to subsidiaries	—	—	282	459
Amounts due to other telecommunications operators in the PRC	72	59	72	59
Accrued expenses	17,242	14,774	13,850	13,291
Customer deposits and receipts in advance	54,014	53,063	51,372	50,815
Dividend payable	71	47	—	—

	72,442	69,633	66,423	65,473

19.	Deferred Revenues

Deferred revenues represent the unearned portion of installation fees for wireline services received from customers and the unused portion of calling cards.

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Balance at beginning of year	2,431	3,445	2,430	3,442
Additions for the year
– calling cards	547	484	540	484

	547	484	540	484

Reductions for the year
– amortisation of installation fees	(586)	(860)	(586)	(860)
– usage of calling cards	(534)	(638)	(531)	(636)

Balance at end of year	1,858	2,431	1,853	2,430

Representing:
– current portion	1,060	1,202	1,055	1,201
– non-current portion	798	1,229	798	1,229

	1,858	2,431	1,853	2,430

Included in other assets are primarily capitalised direct costs associated with the installation of wireline services. As at 31 December 2014, the unamortised portion of these costs was RMB818 million (2013: RMB1,172 million).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

20.	Share Capital

	The Group and the Company
	2014 RMB millions	2013 RMB millions
Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

21.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2013	16,821	10,746	65,729	112	(865)	91,664	184,207
Acquisition of the Seventh Acquired
Company (Note 1)	(278)	—	—	—	—	—	(278)
Disposal of a subsidiary	380	—	—	—	—	11	391
Contribution from non-controlling interests	141	—	—	—	—	—	141
Dividends (Note 32)	—	—	—	—	—	(5,433)	(5,433)
Appropriations (Note (iii))	—	—	1,663	—	—	(1,663)	—
Total comprehensive income for the year	—	—	—	315	(79)	17,545	17,781

Balance as at 31 December 2013	17,064	10,746	67,392	427	(944)	102,124	196,809
Dividends (Note 32)	—	—	—	—	—	(6,198)	(6,198)
Appropriations (Note (iii))	—	—	1,680	—	—	(1,680)	—
Total comprehensive income for the year	—	—	—	(43)	3	17,680	17,640

Balance as at 31 December 2014	17,064	10,746	69,072	384	(941)	111,926	208,251

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

21.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2013	29,148	10,746	65,729	74,494	180,117
Total comprehensive income for the year	—	—	—	16,943	16,943
Appropriations (Note (iii))	—	—	1,663	(1,663)	—
Dividends (Note 32)	—	—	—	(5,433)	(5,433)

Balance as at 31 December 2013	29,148	10,746	67,392	84,341	191,627
Total comprehensive income for the year	—	—	—	16,761	16,761
Appropriations (Note (iii))	—	—	1,680	(1,680)	—
Dividends (Note 32)	—	—	—	(6,198)	(6,198)

Balance as at 31 December 2014	29,148	10,746	69,072	93,224	202,190

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Group for the entities acquired, other than the Fifth Acquired Group, from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

The difference between the consideration paid by the Group and the historical carrying amount of the net assets of the Fifth Acquisition was recorded as a deduction of retained earnings.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the change in the fair value of available-for-sale equity securities and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

21.	Reserves (continued)

The Company (continued)

Note: (continued)

(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2014, the Company transferred RMB1,680 million, being 10% of the year’s net profit determined in accordance with IFRS, to this reserve. For the year ended 31 December 2013, the Company transferred RMB1,663 million, being 10% of the year’s net profit determined in accordance with the IFRS.

The Company did not transfer any discretionary surplus reserve for the years ended 31 December 2014 and 2013.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount of the Company determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. As at 31 December 2014, the amount of retained earnings available for distribution was RMB93,224 million (2013: RMB84,341 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,085 million in respect of the financial year 2014 proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 32).

22.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2014 RMB millions	2013 RMB millions
Wireline voice	(i)	33,587	38,633
Mobile voice	(ii)	54,673	58,217
Internet	(iii)	112,431	99,394
Value-added services	(iv)	38,419	36,230
Integrated information application services	(v)	26,939	25,233
Telecommunications network resource services and lease of network equipment	(vi)	17,332	17,586
Others	(vii)	41,013	46,291

		324,394	321,584

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

22.	Operating Revenues (continued)

Note:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

23.	Network Operations and Support Expenses

Included in the Group’s network operations and support expenses are as follows:

	The Group
	2014 RMB millions	2013 RMB millions
Operating and maintenance	38,159	29,963
Utility	11,644	11,404
Property rental and management fee	9,224	7,284
Others	9,624	4,451

	68,651	53,102

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

24.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	The Group
	2014 RMB millions	2013 RMB millions
Network operations and support	32,855	30,551
Selling, general and administrative	17,798	16,172

	50,653	46,723

25.	Other Operating Expenses

Other operating expenses consist of:

		The Group
	Note	2014 RMB millions	2013 RMB millions
Interconnection charges	(i)	12,483	15,916
Cost of goods sold	(ii)	33,836	38,764
Donations		23	11
Others	(iii)	1,176	69

		47,518	54,760

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

26.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2014 were RMB295,886 million (2013: RMB294,116 million) which include auditor’s remuneration in relation to audit and non-audit services (excluding value-added tax) of RMB62 million and RMB6 million respectively (2013: RMB60 million and RMB1 million).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

27.	Net Finance Costs

Net finance costs comprise:

	The Group
	2014 RMB millions	2013 RMB millions
Interest expense incurred	5,958	5,840
Less: Interest expense capitalised*	(308)	(329)

Net interest expense	5,650	5,511
Interest income	(304)	(361)
Foreign exchange losses	21	61
Foreign exchange gains	(76)	(58)

	5,291	5,153

* Interest expense was capitalised in construction in progress at the following rates per annum	4.5%–6.0%	4.5%–5.8%

28.	Income Tax

Income tax in the profit or loss comprises:

	The Group
	2014 RMB millions	2013 RMB millions
Provision for PRC income tax	5,237	5,590
Provision for income tax in other tax jurisdictions	58	31
Deferred taxation	203	(199)

	5,498	5,422

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

28.	Income Tax (continued)

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

		The Group
	Note	2014 RMB millions	2013 RMB millions
Profit before taxation		23,257	23,088

Expected income tax expense at statutory tax rate of 25%	(i)	5,814	5,772
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(248)	(216)
Differential tax rate on other subsidiaries’ income	(ii)	(31)	(31)
Non-deductible expenses	(iii)	347	428
Non-taxable income	(iv)	(243)	(120)
Effect of change in tax rate	(v)	—	4
Others	(vi)	(141)	(415)

Actual income tax expense		5,498	5,422

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

29.	Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration paid or payable to the Company’s Directors and Supervisors:

2014	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Wang Xiaochu	—	340	479	93	—	912
Yang Jie	—	340	479	92	—	911
Wu Andi[4]	—	296	431	87	—	814
Zhang Jiping	—	296	423	89	—	808
Yang Xiaowei	—	296	423	88	—	807
Sun Kangmin	—	296	431	88	—	815
Ke Ruiwen	—	296	423	77	—	796

Non-executive directors
Zhu Wei[1]	—	—	—	—	—	—
Xie Liang[1]	—	—	—	—	—	—

Independent non-executive directors
Tse Hau Yin	394	—	—	—	—	394
Cha May Lung	197	—	—	—	—	197
Xu Erming	200	—	—	—	—	200
Wang Hsuehming[2]	114	—	—	—	—	114
Qin Xiao[2]	82	—	—	—	—	82
Wu Jichuan[2]	—	—	—	—	—	—

Supervisors
Shao Chunbao[5]	—	296	416	70	—	782
Tang Qi	—	199	466	68	—	733
Zhang Jianbin	—	157	406	65	—	628
Hu Jing	—	97	327	58	—	482
Du Zuguo[6]	—	—	—	—	—	—

Independent supervisor
Zhu Lihao[3]	42	—	—	—	—	42

	1,029	2,909	4,704	875	—	9,517

1	Mr. Xie Liang retired as a Non-executive Director of the Company on 29 May 2014. Mr. Zhu Wei was appointed as a Non-executive Director of the Company on 29 May 2014.
2	Mr. Qin Xiao and Mr. Wu Jichuan retired as Independent Non-executive Directors of the Company on 29 May 2014. Madam Wang Hsuehming was appointed as an Independent Non-executive Director of the Company on 29 May 2014.
3	Madam Zhu Lihao retired as an independent supervisor of the Company on 29 May 2014.
4	Madam Wu Andi retired as an executive director of the Company on 10 February 2015.
5	Mr. Shao Chunbao resigned as a supervisor of the Company on 18 February 2015.
6	Mr. Du Zuguo resigned as a supervisor of the Company on 12 March 2015.
7	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

29.	Directors’ and Supervisors’ Remuneration (continued)

2013	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses[1] RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
Executive directors
Wang Xiaochu	—	350	1,148	67	—	1,565
Yang Jie	—	343	1,105	66	—	1,514
Wu Andi	—	298	1,031	64	—	1,393
Zhang Jiping	—	305	1,031	64	—	1,400
Yang Xiaowei	—	298	1,020	63	—	1,381
Sun Kangmin	—	306	1,019	64	—	1,389
Ke Ruiwen	—	298	550	68	—	916

Non-executive directors
Chen Liangxian[2]	—	—	—	—	—	—
Xie Liang[2]	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	167	—	—	—	—	167
Qin Xiao	200	—	—	—	—	200
Tse Hau Yin	399	—	—	—	—	399
Cha May Lung	200	—	—	—	—	200
Xu Erming	200	—	—	—	—	200

Supervisors
Shao Chunbao	—	297	393	63	—	753
Tang Qi3	—	66	75	21	—	162
Mao Shejun[3]	—	133	380	42	—	555
Zhang Jianbin	—	157	397	59	—	613
Hu Jing	—	96	308	52	—	456
Du Zuguo	—	—	—	—	—	—

Independent supervisor
Zhu Lihao	100	—	—	—	—	100

	1,266	2,947	8,457	693	—	13,363

1	Including deferred performance bonus for the term of office from 2010 to 2012.
2	Mr. Chen Liangxian resigned as a Non-executive Director of the Company on 20 March 2013. Mr. Xie Liang was appointed as a Non-executive Director of the Company on 29 May 2013.
3	Mr. Mao Shejun retired as a Supervisor of the Company on 19 August 2013. Mr. Tang Qi was appointed as a Supervisor of the Company on 19 August 2013.
4	The remuneration of all Directors and Supervisors were calculated based on their respective actual terms of office within this year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

30.	Individuals with Highest Emoluments and Senior Management Remuneration

(a)	Five highest paid individuals

None of the five highest paid individuals of the Group for the year ended 31 December 2014 were directors of the Company. Of the five highest paid individuals of the Group for the year ended 31 December 2013, one of them was director of the Company and whose remuneration was disclosed in Note 29.

The aggregate of the emoluments in respect of the five (2013: four) individuals (non-directors) are as follows:

	2014 RMB thousands	2013 RMB thousands
Salaries, allowances and benefits in kind	7,869	4,176
Discretionary bonuses	2,532	3,639
Retirement scheme contributions	244	113

	10,645	7,928

The emoluments of the five (2013: four) individuals (non-directors) with the highest emoluments are within the following bands:

	2014 Number of individuals	2013 Number of individuals
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB1,500,000	—	—
RMB1,500,001 – RMB2,000,000	2	2
RMB2,000,001 – RMB2,500,000	3	2

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

30.	Individuals with Highest Emoluments and Senior Management Remuneration (continued)

(b)	Senior management remuneration

The emoluments of the Group’s senior management are within the following bands:

	2014 Number of individuals	2013 Number of individuals
RMB0 – RMB1,000,000	23	17
RMB1,000,001 – RMB1,500,000	—	5
RMB1,500,001 – RMB2,000,000	—	2
RMB2,000,001 – RMB2,500,000	1	1

31.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2014, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,801 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2013, the consolidated profit attributable to equity holders of the Company includes a profit of RMB16,633 million which has been dealt with in the stand-alone financial statements of the Company.

32.	Dividends

Pursuant to a resolution passed at the Board of Directors’ meeting on 18 March 2015, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,085 million for the year ended 31 December 2014 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

33.	Basic Earnings Per Share

The calculation of basic earnings per share for the years ended 31 December 2014 and 2013 is based on the profit attributable to equity holders of the Company of RMB17,680 million and RMB17,545 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

34.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2014 and 2013, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases are as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Within 1 year	2,635	2,236	2,457	1,964
Between 1 to 2 years	1,921	1,516	1,764	1,319
Between 2 to 3 years	1,389	1,087	1,271	988
Between 3 to 4 years	1,021	779	960	718
Between 4 to 5 years	678	611	647	581
Thereafter	1,495	1,344	1,475	1,294

Total minimum lease payments	9,139	7,573	8,574	6,864

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2014 was RMB7,779 million (2013: RMB6,057 million).

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

34.	Commitments and Contingencies (continued)

Capital commitments

As at 31 December 2014 and 2013, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2014 RMB millions	2013 RMB millions	2014 RMB millions	2013 RMB millions
Contracted for but not provided
– property	422	931	422	915
– telecommunications network plant and equipment	6,743	6,807	6,737	6,747

	7,165	7,738	7,159	7,662

Authorised but not contracted for
– property	466	778	466	778
– telecommunications network plant and equipment	6,361	6,460	6,335	6,444

	6,827	7,238	6,801	7,222

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, no material contingent liabilities were assumed by the Company or the Group.

(b)	As at 31 December 2014 and 2013, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2014 and 2013, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and based on such assessment, believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments

Financial assets of the Group and the Company include cash and cash equivalents, bank deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group and the Company include short-term and long-term debts and payable, accounts payable, accrued expenses and other payables. The Group and the Company do not hold nor issue financial instruments for trading purposes.

(a)	Fair Value Measurements

Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group and the Company’s financial instruments (other than long-term debt and payable and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group and the Company’s available-for-sale equity investment securities are categorised as level 1 financial instruments. As at 31 December 2014, the fair value of the Group and the Company’s available-for-sale equity investment securities are RMB945 million (2013: RMB999 million) and RMB944 million (2013: RMB998 million), respectively, based on quoted market price on a PRC stock exchange. The Group and the Company’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(a)	Fair Value Measurements (continued)

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group and the Company for debt with substantially the same characteristics and maturities. The fair value measurement of long-term indebtedness is categorised as level 2. The interest rates used by the Group and the Company in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.6% (2013: 1.0% to 6.8%). As at 31 December 2014 and 2013, the carrying amounts and fair values of the Group and the Company’s long-term debt and payable were as follows:

The Group

	2014		2013
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	63,000	63,043	82,689	82,002

The Company

	2014		2013
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	62,997	63,040	82,689	82,002

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks

The Group and the Company’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group and the Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group and the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group and the Company, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunications services. To limit exposure to credit risk relating to deposits, the Group and the Company primarily place cash deposits only with large state-owned financial institutions in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group and the Company has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group and the Company’s credit policy and quantitative disclosures in respect of the Group and the Company’s exposure on credit risk for accounts receivable are set out in Note 13.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group and the Company manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group and the Company would be required to repay:

The Group

	2014
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	43,976	44,133	44,133	—	—	—
Long-term debt and payable	63,000	72,517	3,243	3,243	65,107	924
Accounts payable	88,458	88,458	88,458	—	—	—
Accrued expenses and other payables	72,442	72,442	72,442	—	—	—

	267,876	277,550	208,276	3,243	65,107	924

	2013
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	27,687	28,279	28,279	—	—	—
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	81,132	81,132	81,132	—	—	—
Accrued expenses and other payables	69,633	69,633	69,633	—	—	—
Finance lease obligations	1	1	1	—	—	—

	261,142	278,180	203,919	3,951	69,690	620

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The Company

	2014
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	43,835	43,989	43,989	—	—	—
Long-term debt and payable	62,997	72,514	3,243	3,243	65,107	921
Accounts payable	85,291	85,291	85,291	—	—	—
Accrued expenses and other payables	66,423	66,423	66,423	—	—	—

	258,546	268,217	198,946	3,243	65,107	921

	2013
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	27,578	28,168	28,168	—	—	—
Long-term debt and payable	82,689	99,135	24,874	3,951	69,690	620
Accounts payable	78,199	78,199	78,199	—	—	—
Accrued expenses and other payables	65,473	65,473	65,473	—	—	—
Finance lease obligations	1	1	1	—	—	—

	253,940	270,976	196,715	3,951	69,690	620

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

Management believes that the Group and the Company’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group and the Company’s working capital requirements and repay its borrowings and obligations when they become due.

(iii)	Interest rate risk

The Group and the Company’s interest rate risk exposure arises primarily from its short-term debts and long-term debts and payable. Debts carrying interest at variable rates and at fixed rates expose the Group and the Company to cash flow interest rate risk and fair value interest rate risk, respectively. The Group and the Company manages its exposure to interest rate risk by closely monitoring the change in the market interest rate.

The following table sets out the interest rate profile of the Group and the Company’s debt at the end of the reporting period:

The Group

	2014		2013
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	5.0	43,156	4.7	26,807
Long-term debt	2.4	866	4.5	20,979

		44,022		47,786

Variable rate debt:
Short-term debt	5.6	820	5.5	880
Deferred consideration due to China Telecommunications Corporation (as defined in Note 16)	5.1	61,710	6.3	61,710

		62,530		62,590

Total debt		106,552		110,376

Fixed rate debt as a percentage of total debt		41.3%		43.3%

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk (continued)

The Company

	2014		2013
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	5.0	43,015	4.7	26,698
Long-term debt	2.4	866	4.5	20,979

		43,881		47,677

Variable rate debt:
Short-term debt	5.6	820	5.5	880
Deferred consideration due to China Telecommunications Corporation	5.1	61,710	6.3	61,710

		62,530		62,590

Total debt		106,411		110,267

Fixed rate debt as a percentage of total debt		41.2%		43.2%

As at 31 December 2014, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group and the Company’s net profit for the year and retained earnings by approximately RMB469 million (2013: RMB469 million).

The above sensitivity analysis has been prepared on the assumptions that the change of interest rate was applied to the Group and the Company’s debt in existence at the end of the reporting period with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2013.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

35.	Financial Instruments (continued)

(b)	Risks (continued)

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group and the Company’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group and the Company’s financial position and result of operations because 93.1% (2013: 94.3%) of the Group and 99.2% (2013: 99.2%) of the Company’s cash and cash equivalents and 99.2% (2013: 99.1%) and of the Group and the Company’s short-term and long-term debt and payable as at 31 December 2014 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

36.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and deferred consideration due to China Telecommunications Corporation, and finance lease obligations. As at 31 December 2014, the Group’s total debt-to-total assets ratio was 19.0% (2013: 20.3%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

37.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group are as follows. These transactions constitute continuing connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company has complied with the relevant disclosure requirements under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph “Connected Transactions” in the Report of Directors.

	Note	2014 RMB millions	2013 RMB millions
Purchases of telecommunications equipment and materials	(i)	3,729	3,563
Sales of telecommunications equipment and materials	(i)	3,089	3,885
Construction and engineering services	(ii)	15,478	14,543
Provision of IT services	(iii)	167	192
Receiving IT services	(iii)	1,171	1,136
Receiving community services	(iv)	2,885	2,826
Receiving ancillary services	(v)	11,549	11,208
Property lease income	(vi)	39	46
Property lease expenses	(vi)	695	673
Net transaction amount of centralised services	(vii)	246	616
Interconnection revenues	(viii)	45	44
Interconnection charges	(viii)	391	394
Internet applications channel services	(ix)	366	—
Interest on amounts due to and loans from China Telecom Group*	(x)	4,431	3,912
Lease of CDMA network facilities*	(xi)	193	157
Lease of inter-provincial transmission optic fibres*	(xii)	22	25
Lease of land use rights*	(xiii)	15	16

*	These transactions are conducted on normal commercial terms and are fully exempted from compliance with the reporting, announcement, independent shareholders’ approval and/or annual review requirements either under Rules 14A.31, 14A.33 or 14A.65 of the Listing Rules.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

37.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 16).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

37.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	2014 RMB millions	2013 RMB millions
Accounts receivable	329	391
Prepayments and other current assets	818	1,037

Total amounts due from China Telecom Group	1,147	1,428

Accounts payable	15,667	13,905
Accrued expenses and other payables	1,043	1,690
Short-term debt	19,398	22,062
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	97,818	99,367

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 16.

As at 31 December 2014 and 2013, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2014 RMB thousands	2013 RMB thousands
Short-term employee benefits	11,598	14,329
Post-employment benefits	1,069	794

	12,667	15,123

The above remuneration is included in personnel expenses.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

37.	Related Party Transactions (continued)

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 38.

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 37(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

38.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 22% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the year ended 31 December 2014 were RMB6,229 million (2013: RMB5,682 million).

The amount payable for contributions to the above defined contribution retirement plans as at 31 December 2014 was RMB669 million (2013: RMB707 million)

39.	Stock Appreciation Rights

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In 2012, the Company approved the granting of 916.7 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of five years from date of grant and an exercise price of HK$4.76 per unit. A recipient of stock appreciation rights may exercise the rights in stages commencing November 2013. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 33.3%, 66.7% and 100%, respectively, of the total stock appreciation rights granted to such person.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

39.	Stock Appreciation Rights (continued)

During the year ended 31 December 2014 and 2013, no stock appreciation right units were exercised. For the year ended 31 December 2014, compensation expense of RMB130 million was recognized by the Group in respect of stock appreciation rights. For the year ended 31 December 2013, compensation expense of RMB39 million was reversed by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As at 31 December 2014, the carrying amount of the liability arising from stock appreciation rights was RMB254 million (2013: RMB124 million). As at 31 December 2014, 609 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB183 million. As at 31 December 2013, 305 million stock appreciation right units vested but were not exercised. The carrying amount of the corresponding liability was RMB41 million.

40.	Accounting Estimates and Judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

40.	Accounting Estimates and Judgements (continued)

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets with finite useful lives and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs of disposal. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate fair value of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended 31 December 2014, no provision for impairment losses were made against the carrying value of property, plant and equipment (2013 Nil). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation and amortisation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2014

41.	Possible Impact of Amendments, New Standards Issued But Not Yet Effective for the Annual Accounting Period Ended 31 December 2014

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards which are not yet effective for the annual accounting period ended 31 December 2014:

Effective for accounting period beginning on or after
Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”	1 July 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2010-2012 Cycle”	1 July 2014 (with limited exceptions)
Amendments to IFRSs, “Annual Improvements to IFRSs 2011-2013 Cycle”	1 July 2014
Amendments to IFRSs, “Annual Improvements to IFRSs 2012-2014 Cycle”	1 January 2016
IFRS 14, “Regulatory Deferral Accounts”	1 January 2016
Amendments to IAS 1, “Disclosure Initiative”	1 January 2016
Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”	1 January 2016
Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”	1 January 2016
Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”	1 January 2016
Amendments to IAS 27, “Equity Method in Separate Financial Statements”	1 January 2016
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	1 January 2016
Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”	1 January 2016
IFRS 15, “Revenue from Contracts with Customers”	1 January 2017
IFRS 9, “Financial Instruments”	1 January 2018

The Group is in the process of making an assessment of the impact that will result from adopting the amendments and new standards issued by the IASB which are not yet effective for the accounting period ended on 31 December 2014. Except for IFRS 15, “Revenue from Contracts with Customers”, so far the Group believes that the adoption of these amendments and new standards is unlikely to have a significant impact on its financial position and the results of operations.

In addition, the related requirements of Part 9, “Accounts and Audit”, of the new Hong Kong Companies Ordinance (Cap.622) would affect the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The related requirements come into operation form the Company’s first financial year commencing after 3 March 2014 in accordance with section 358 of that Ordinance. The Group is in the process of making an assessment of the expected impact of the changes in the Hong Kong Companies Ordinance on the consolidated financial statements in the period of its initial application. So far the Group believes that the related requirements will primarily only affect the presentation and disclosure of financial statements, but will unlikely have a significant impact on its financial position and the results of operation.

42.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Group as at 31 December 2014 is China Telecommunications Corporation, a state-owned enterprise established in the PRC.

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	Year ended 31 December
	2014 RMB	2013 RMB	2012 RMB	2011 RMB	2010 RMB
Results of operation
Wireline voice	33,587	38,633	43,369	49,770	62,499
Mobile voice	54,673	58,217	49,166	38,628	28,906
Internet	112,431	99,394	87,662	74,994	63,991
Telecommunications network resource services and lease of network equipment	17,332	17,586	15,737	14,321	12,442
Value-added services, integrated information application services and others	106,371	107,754	87,242	67,338	51,634
Upfront connection fees	—	—	—	98	497

Operating revenues	324,394	321,584	283,176	245,149	219,969
Depreciation and amortisation	66,345	69,083	49,666	51,241	52,231
Network operations and support	68,651	53,102	65,979	52,940	47,493
Selling, general and administrative	62,719	70,448	63,099	48,765	42,153
Personnel expenses	50,653	46,723	42,857	39,204	35,564
Other operating expenses	47,518	54,760	40,367	28,878	19,113

Operating expenses	295,886	294,116	261,968	221,028	196,554

Operating profit	28,508	27,468	21,208	24,121	23,415
Net finance costs	(5,291)	(5,153)	(1,562)	(2,254)	(3,601)
Investment income	6	670	93	40	328
Share of profits of associates	34	103	78	99	131

Profit before taxation	23,257	23,088	19,817	22,006	20,273
Income tax	(5,498)	(5,422)	(4,753)	(5,416)	(4,846)

Profit for the year	17,759	17,666	15,064	16,590	15,427

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities	(54)	414	(228)	(205)	132
Deferred tax on change in fair value of available-for-sale equity securities	14	(104)	57	51	(48)
Exchange difference on translation of financial statements of subsidiaries outside mainland China	3	(79)	(2)	(105)	(52)
Share of other comprehensive income of associates	(3)	5	—	—	(25)

Other comprehensive income for the year, net of tax	(40)	236	(173)	(259)	7

Total comprehensive income for the year	17,719	17,902	14,891	16,331	15,434

Profit attributable to
Equity holders of the Company	17,680	17,545	14,949	16,494	15,309
Non-controlling interests	79	121	115	96	118

Profit for the year	17,759	17,666	15,064	16,590	15,427

Total comprehensive income attributable to
Equity holders of the Company	17,640	17,781	14,776	16,235	15,316
Non-controlling interests	79	121	115	96	118

Total comprehensive income for the year	17,719	17,902	14,891	16,331	15,434

Basic earnings per share	0.22	0.22	0.18	0.20	0.19

FINANCIAL SUMMARY

(Amounts in millions)

	As at 31 December of the year
	2014 RMB	2013 RMB	2012 RMB	2011 RMB	2010 RMB
Financial condition
Property, plant and equipment, net	372,876	374,341	373,781	268,925	272,532
Construction in progress	53,181	44,157	32,500	18,475	14,449
Other non-current assets	75,674	71,958	73,635	72,218	78,367
Cash and bank deposits	21,815	18,357	32,829	29,279	27,890
Other current assets	37,728	34,426	32,546	30,434	27,470

Total assets	561,274	543,239	545,291	419,331	420,708

Current liabilities	206,325	200,098	193,610	127,397	127,012
Non-current liabilities	64,841	64,477	85,581	34,979	47,482

Total liabilities	271,166	264,575	279,191	162,376	174,494

Total equity attributable to equity holders of the Company	289,183	277,741	265,139	256,167	245,718
Non-controlling interests	925	923	961	788	496

Total equity	290,108	278,664	266,100	256,955	246,214

Total liabilities and equity	561,274	543,239	545,291	419,331	420,708

SHAREHOLDER INFORMATION

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code
The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2014 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	5.19	3.12	4.54	66.85	40.25	58.71

Number of issued shares: (as at 31 December 2014)	80,932,368,321

Market capitalization: (as at 31 December 2014)	HK$367.4 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2014.

SHAREHOLDER INFORMATION

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2014 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2014, the share capital of the Company comprised:

		Percentage of the
		total number of shares
	Number of shares	(%)
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian Investment & Development Group Co., Ltd	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2014:

		Percentage of the
		total number of
		H shares in issue
Name of shareholder	Number of shares	(%)
JPMorgan Chase & Co.	1,792,139,463	12.91

Commonwealth Bank of Australia	1,380,231,874	9.95

BlackRock, Inc.	1,129,819,307	8.14

The Capital Group Companies Inc.	971,875,000	7.00

Templeton Investment Counsel, LLC	694,547,094	5.00

SHAREHOLDER INFORMATION

Dividend History

		Shareholder		Dividend per Share
Financial Year	Ex-Dividend Date	Approval Date	Payment Date	(HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085
2010 Final	18 April 2011	20 May 2011	30 June 2011	0.085
2011 Final	5 June 2012	30 May 2012	20 July 2012	0.085
2012 Final	4 June 2013	29 May 2013	19 July 2013	0.085
2013 Final	4 June 2014	29 May 2014	18 July 2014	0.095
2014 Final	1 June 2015	27 May 2015	17 July 2015	0.095	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the Annual General Meeting to be held on 27 May 2015.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com. The Company will file an annual report in Form 20-F for the year 2014 with the United States Securities and Exchange Commission by 30 April 2015.

2014 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received around 100 questionnaires of “Your Views on Annual Report 2013”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$15,000 to the charitable organisation, WWF. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual report for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on Annual Report 2014”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

SHAREHOLDER INFORMATION

Annual General Meeting

To be held at 11 a.m. on 27 May 2015 in Conrad Hong Kong

Registered office

Address:	31 Jinrong Street
Xicheng District
Beijing
PRC 100033
Tel:	86 10 6642 8166
Fax:	86 10 6601 0728

Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department:

Investor Relations Department

Tel:	852 2877 9777
Fax:	852 2877 0988
Email:	ir@chinatelecom-h.com

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:

H share registrar

Computershare Hong Kong Investor Services Limited
Address:	Shops 1702–1706, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Tel:	852 2862 8555
Fax:	852 2865 0990
Email:	hkinfo@computershare.com.hk

SHAREHOLDER INFORMATION

Any enquiries relating to ADSs, please contact the depositary:

ADS depositary

The Bank of New York Mellon
Address:	Shareowner Services
P.O. Box 30170
College Station
TX 77842-3170
Tel:	1-888-269-2377 (toll free in USA)
1-201-680-6825 (international)
Email:	shrrelations@cpushareownerservices.com

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District, Beijing, PRC, 100033

www.chinatelecom-h.com

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 9 April 2015 convening the Annual General Meeting of China Telecom Corporation Limited for the year 2014 to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 27 May 2015 at 11:00 a.m. is set out on pages 4 to 11 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

9 April 2015

CONTENTS

Pages

Definitions	1

Letter from the Board	2

Notice of Annual General Meeting	4

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 27 May 2015, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”

China Telecom Corporation Limited , a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor”	the supervisor of the Company

“Supervisory Committee”	the supervisory committee of the Company

1

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:

Wang Xiaochu

Yang Jie

Zhang Jiping

Yang Xiaowei

Sun Kangmin

Ke Ruiwen

Non-executive Director:

Zhu Wei

Independent Non-executive Directors:

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Wang Hsuehming

Registered office: 31 Jinrong Street Xicheng District Beijing 100033, PRC Place of business in Hong Kong: 38th Floor Dah Sing Financial Centre 108 Gloucester Road Wanchai, Hong Kong

9 April 2015

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

At the AGM, amongst other things, special resolutions will be proposed to approve the proposed amendments to the Articles of Association.

2

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company has been granted the permit to operate the LTE/4G digital cellular mobile service (TD-LTE and LTE FDD) and the IPTV transmission service by the relevant regulatory authorities. At the same time, the Company has been re-issued the operation permit for value-added telecommunications services, the qualification for Internet mapping services, and the network culture operation permit. Accordingly, the Company will have to amend the provisions relating to its scope of business in the Articles of Association. The Company believes that the relevant operation permits will be beneficial for the sustainable development of its businesses.

Recommendation

The Board considers that the proposed amendment to the Articles of Association of the Company is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

3.	AGM

A notice convening the AGM is set out on pages 4 to 11 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 6 May 2015.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

3

NOTICE OF AGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2014 will be held at 11:00 a.m. on 27 May 2015 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2014 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for the year 2015.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2014 be considered and approved.

3.	THAT the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2015 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	THAT the election of Sui Yixun as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Sui Yixun, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

5.	THAT the election of Ye Zhong as a Supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2016 to be held in year 2017; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Supervisor’s service contract with Ye Zhong, and THAT the Supervisory Committee of the Company be and is hereby authorised to determine his remuneration.

and to consider and approve other businesses (if any).

4

NOTICE OF AGM

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

6.	THAT the Articles of Association be and are hereby amended as follows:

6.1	Delete the content of Article 13 of the Articles of Association and replace it with the following:

“Article 13 The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include: engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business and the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD) in the People’s Republic of China; engage in local fixed telephone business (including local wireless ring circuit business), domestic fixed long-distance telephone business, international fixed long-distance telephone business, IP telephone (limited to Phone-to-Phone telephone service) business, satellite international private line business, Internet data transfer business, international data communications business, public telegraph and subscriber telegraph business, 26GHz wireless access business, and domestic communications facilities servicing business in the twenty-one provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in 3.5GHz wireless access business in Nanjing, Hefei, Kunming, Hubei, Hunan, Hainan, Sichuan, Guizhou and Gansu.

Value-added telecommunications businesses include: engage in value-added telecommunications services (including basic telecommunications managed by reference to value-added telecommunications services), domestic Very Small Aperture Terminal (VSAT) communications business, domestic fixed data transfer business, wireless data transfer business, Customer Premises Network (CPN) business, network hosting business, online data processing and transaction processing business, domestic Internet virtual private network business, Internet data centre business, voice mailbox business, fax storage and forwarding business, X.400 email business, call centre business, Internet access services business and information services business (including fixed telephone information service business, Internet information service business and mobile information service business) in the twenty-one provinces, municipalities and autonomous regions of Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang.

Information services business (limited to mobile information services) in the ten provinces, municipalities and autonomous regions of Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet.

5

NOTICE OF AGM

IPTV transmission services: provide signal transmission and the relevant technical support between the IPTV integrated broadcast and control platforms and TV user terminals; the transmission network is built upon the fixed telecommunications network (including the Internet) to set up networks which are exclusive for the transmission of IPTV signals; the IPTV transmission services are conducted in defined territories.

Internet mapping services; engage in music entertainment products, gaming products (including the issuance of online game virtual currency), art, drama performances (programs), shows, and animation products through information network; and undertake the exhibitions and competition campaigns in relation to the network culture products.

General businesses include: engage in system integration, technology development, technical services, technology consulting, information consulting, the manufacture, sale, installation, design and construction of equipment, computer hardware and software in connection with communications and information businesses; leasing of properties, leasing of communications facilities; design, construction and repair of safety technologies and security systems; advertising.”

6.2	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

7.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

7.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, company bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2015 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

7.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)

determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any options to adjust the nominal interest rates, the application of the quota of unissued company

6

NOTICE OF AGM

bonds to the issuance of other Debentures, and the use of proceeds, as well as matters including securing approvals, engaging professional advisors, disseminating relevant application documents to the regulatory authorities, obtaining approvals from the regulatory authorities, executing all requisite legal documentation relating to the issue as requested by the regulatory authorities and making relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

8.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

8.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds will be issued for purposes such as replenishing the general working capital of the Company.

(e)	Effective period: The resolution will be effective from the date on which this resolution is passed until the date on which the annual general meeting of the Company for the year 2015 is held.

7

NOTICE OF AGM

8.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, the application of the quota of unissued company bonds to the issuance of other Debentures, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

9.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a),

8

NOTICE OF AGM

otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 9:

“Relevant Period” means the period from the passing of this special resolution numbered 9 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 month-period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

10.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 9, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

9 April 2015

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NOTICE OF AGM

Notes:

(1)	Details of the resolutions stated above are set out in the 2014 annual report and the circular dated 9 April 2015 of the Company. In relation to the special resolution numbered 6 stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The brief information of the proposed supervisors concerning the above ordinary resolutions numbered 4 and numbered 5 is set out as follows:

Mr. Sui Yixun, aged 51, is currently the managing director of audit department of the Company and a supervisor of Tianyi Telecom Terminals Company Limited. Mr. Sui received a bachelor degree from Beijing Institute of Posts and Telecommunications and a master degree in business administration from Tsinghua University. Mr. Sui served as Deputy General Manager of China Telecom Shandong branch, Deputy General Manager of the Northern Telecom of China Telecommunications Corporation and General Manager of China Telecom Inner Mongolia Autonomous Region branch. Mr. Sui is a senior economist and has extensive experience in financial management and telecommunications industry.

Mr. Ye Zhong, aged 55, is a senior accountant. He holds a bachelor degree. Mr. Ye is the Deputy General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company), Chairman and General Manager of Zhejiang Provincial Innovation and Development Investment Co. Ltd., Chairman and General Manager of Zhejiang Provincial Information Economy Investment Co. Ltd., Chairman of Zhejiang Venture Capital Fund of Funds Management Co. Ltd. and Chairman of Zhejiang Financial Market Investment Co. Ltd.. Mr. Ye served as Deputy Director of the Social Security Division of the Department of Finance of Zhejiang Province, Deputy Director of the Discipline Inspection Division and Director of Supervisory Office of the Department of Finance of Zhejiang Province delegated by the Discipline Inspection Commission and Department of Supervision of Zhejiang Province. Mr. Ye has extensive experience in government’s work and state-owned enterprise management.

After the election of Mr. Sui Yixun and Mr. Ye Zhong as supervisors of the Company having been approved at the shareholders’ meeting, the Company will enter into service contracts with Mr. Sui Yixun and Mr. Ye Zhong. The Supervisory Committee will determine the remuneration of Mr. Sui Yixun and Mr. Ye Zhong with reference to their duty, responsibility, experience as well as the current market situation.

Save as disclosed in this notice of AGM, Mr. Sui Yixun and Mr. Ye Zhong did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Sui Yixun and Mr. Ye Zhong do not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Sui Yixun and Mr. Ye Zhong that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(3)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 27 April 2015 to 27 May 2015 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2015. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 27 May 2015 are entitled to attend the Annual General Meeting.

(4)	The Board of Directors of the Company has recommended a final dividend of HK$0.095 per share (pre-tax) for the year ended 31 December 2014 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Monday, 8 June 2015. The Register of Members will be closed from Wednesday, 3 June 2015 to Monday, 8 June 2015 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Tuesday, 2 June 2015.

(5)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2014 annual report and the circular dated 9 April 2015.

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(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(7)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 6 May 2015.

(8)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(9)	All resolutions proposed at the annual general meeting will be voted by poll.

(10)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.